
10013265

ANTHROPOLOGIE

BANANA REPUBLIC

bebe

Brooks Brothers


GAP

NEW YORK & COMPANY

BURBERRY

JIMMY CHOO

LANVIN
PARIS

MONT BLANC

NICKEL

Paul Smith

S.T. Dupont
PARIS

Van Cleef & Arpels

inter parfums, inc.

ANNUAL REPORT two thousand nine 2009

TABLE OF CONTENTS

financial Highlights


$273.5
$321.1
$389.6
$446.1
$409.5
2005 2006 2007 2008 2009
NET SALES
(In millions)


$15.3
$17.7
$23.8 $23.8
$22.4
2005 2006 2007 2008 2009
NET INCOME ATTRIBUTABLE TO INTER PARFUMS, INC.
(In millions)


$127.7
$155.3
$192.7
$204.2
$228.7
2005 2006 2007 2008 2009
INTER PARFUMS, INC. STOCKHOLDERS' EQUITY
(In millions)

SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

(In thousands, except per share data)

	2009	2008	2007	2006	2005
INCOME STATEMENT DATA:					
Net Sales	$409,464	$446,124	$389,560	$321,054	$273,533
Cost of Sales	175,296	191,915	160,137	143,855	115,827
Selling, General and Administrative	187,690	202,264	181,224	141,074	126,353
Operating Income	44,801	51,009	47,331	36,125	31,353
Income Before Taxes	46,348	46,434	47,276	37,135	31,724
Net Income Attributable to the Noncontrolling Interest	7,791	6,357	6,784	6,192	5,328
Net Income Attributable to Inter Parfums, Inc.	22,367	23,765	23,817	17,742	15,263
Net Income Attributable to Inter Parfums, Inc. Common Shareholders' per Share:					
Basic	0.74	0.78	0.78	0.58	0.51
Diluted	0.74	0.77	0.76	0.58	0.50
Average Common Shares Outstanding:					
Basic	30,100	30,621	30,666	30,486	30,117
Diluted	30,121	30,778	31,004	30,853	30,731
Depreciation and Amortization	10,963	9,925	8,031	5,347	4,513
BALANCE SHEET AND OTHER DATA:					
Cash and Cash Equivalents	100,467	42,404	90,034	71,047	59,532
Working Capital	197,663	174,126	178,560	138,547	131,084
Total Assets	419,088	425,137	446,052	333,045	240,910
Short-Term Bank Debt	5,021	13,981	7,217	6,033	989
Long-Term Debt (including current portion)	29,594	41,043	59,733	10,769	13,212
Inter Parfums, Inc. Stockholders' Equity	228,724	204,201	192,660	155,272	127,727
Dividends Declared per Share	0.133	0.133	0.133	0.107	0.107



Jean Madar
Philippe Benacin

2009 letter to our Shareholders

DEAR FELLOW SHAREHOLDERS,

In light of the worldwide economic downturn and global credit crisis, 2009 turned out to be a reasonably good year, and especially so in the final quarter when sales rose 13% (2% in constant dollars). This followed four consecutive quarters of declining comparable quarterly sales, which, in addition to the macro economic forces at work, was due to a high threshold set in the preceding year when European-based operations rolled out Burberry *The Beat* for women globally. 2008 sales by U.S.-based operations were amplified by the initial international distribution of the Gap and Banana Republic specialty retail brands. We entered 2010 with confidence that top and bottom line growth would resume in the new year.

FINANCIAL OVERVIEW - 2009 COMPARED TO 2008

- Net sales declined 8% to $409.5 million from $446.1 million; at comparable foreign currency exchange rates, net sales for 2009 also declined 8%;
- Sales by European-based operations were $362 million, down 6% from $386 million;
- U.S.-based operations generated $47.8 million in sales, down 20% from $59.7 million;
- Gross margin was 57% for both periods;
- S, G & A expense as a percentage of sales was 46% in 2009 compared to 45%;
- Operating margin was 10.9% compared to 11.4%;
- Net income attributable to Inter Parfums, Inc. common shareholders' declined 6% to $22.4 million compared to $23.8 million and diluted earnings per share were $0.74 in 2009 versus $0.77 in 2008; and,
- Net cash provided by operating activities totaled $84.6 million in 2009, as compared to a use of $6.4 million of net cash for operating activities in 2008.

There were several factors that affected our profitability in 2009, including impairment losses of $2.2 million. In performing our goodwill and trademark impairment evaluations, we determined that Nickel skin care product sales continued to be below our expectations resulting in the impairment charge. For 2009, gross margin included a benefit of approximately

94 basis points as a result of cash flow hedging activities which were entered into in late 2008 to take advantage of the effect that a strong U.S. dollar, relative to the euro, has on our European-based product sales to U.S. customers. In addition to the positive impact on gross margin, in 2009 we generated pre-tax foreign currency gains of $3.2 million versus a charge of $1.4 million in 2008.

FINANCIAL CONDITION

The economic downturn actually helped strengthen our balance sheet and liquidity through a reduction in accounts receivables and inventories.

We closed 2009 with:

- Cash and cash equivalents of over $100 million;
- Working capital aggregating $198 million;
- A working capital ratio of almost 2.9 to 1;
- A year-over-year 16% reduction in accounts receivables;
- A year-over-year 31% reduction in inventories;
- Long-term debt aggregating $17.9 million, or $9.8 million less than one year earlier.

Also worth mentioning, our Board of Directors approved an almost 100% increase in the quarterly cash dividend to $0.065 per share, which brings the annual cash dividend to $0.26 per share. Their decision to raise the dividend was based upon our strong financial position and a favorable outlook for our business. Also during 2009, we repurchased 108,100 shares of common stock at an average price of $5.84 per common share.

BUSINESS OVERVIEW

Our European-based operations introduced several new fragrances during the year, but it was a less aggressive launch program than either 2008, or for that matter, what is planned for 2010. For the largest brand in our portfolio, Burberry, we introduced the men's version of *The Beat* early in the year. For Lanvin, our second largest brand, *L' Homme Sport*, a men's scent, featuring tennis star, Rafael Nadal, the Wimbledon, French Open and 2008 Olympic gold medal winner, as our model and spokesperson, debuted in the second half of the year. We also brought to market, Paul Smith *Man*, a limited edition Van Cleef & Arpels fragrance family *Collection Extraordinaire* and an S.T. Dupont flanker called *Rose*.

For U.S. based operations, we expanded the Gap fragrance collection with a new scent called *Close* in the spring and launched *Republic of Men* and *Republic of Women* for the Banana Republic brand in the fall. For bebe, our first fragrance, aptly named *bebe*, launched in August; a high-end fragrance collection for Brooks Brothers *Black Fleece* debuted in the fall and for holiday, we introduced a namesake fragrance for New York & Company stores. In addition, for most of the specialty retail brands, we regularly develop, produce and sell brand appropriate ancillary products such as home fragrance products and color cosmetics.

An added dimension to the domestic distribution of specialty retail products was the launch of *bebe* fragrance at more than 300 Dillard's stores in the fall of last year, supported by a hard-hitting advertising campaign and marketing program. International distribution of specialty retail products, under license with the brands, is moving full steam ahead. For example, Gap *Close*, which began shipping overseas last fall, is expected to be in 5,000 doors by the end of 2011. In the first half of 2010, the fragrance is undergoing a Pan-European Sephora launch to over 240 doors which will be followed by Sephora stores in the Middle East. Still another distribution accomplishment is with *bebe* fragrance which is being sold into the largest perfumerie chain in the Middle East, Faces.

NEW BRANDS, NEW OPPORTUNITIES

We also added to our portfolio two very promising prestige brands, Jimmy Choo and Montblanc. There have been instances where we take over an existing fragrance license with established products and inventory and other times, where we build the fragrance franchise where none existed before. Jimmy Choo represents the latter. In October, a 12-year license was signed with Jimmy Choo. From its founding in 1996, Jimmy Choo has enjoyed the stature of one of the world's most prominent lifestyle accessory luxury brands, encompassing women's shoes, handbags, small leather goods, sunglasses and eyewear. Its products, which combine glamour and seduction, are sold through a growing network of Jimmy Choo freestanding stores as well as in some of the most prestigious department and specialty stores worldwide. The Jimmy Choo store network encompasses over 100 locations in 32 countries. Our plans call for our first Jimmy Choo fragrance to unveil in early 2011.

The Montblanc license, signed in January 2010 and effective in July 2010, exemplifies the other route, taking over an existing fragrance license and inventory. Montblanc, a more than 100 year old luxury brand, is best known for fine writing instruments, and in the past few years, its product range has been expanded to Swiss made watches, men's accessories and women's jewelry, luxury leather goods and eyewear which are sold in 70 countries including a network of more than 350 boutiques worldwide. The existing Montblanc fragrance business currently incorporates six lines of women's and men's fragrances which are distributed in 50 countries. On a full year basis, we believe that Montblanc fragrances could represent between 8% and 10% of our European-based sales. Plans call for our first new fragrance launch under the Montblanc brand in spring 2011.

We are diligently pursuing additional license and specialty retail opportunities. This may be one of the best business environments in which to do so as several of our larger peers are paring their secondary names to focus on their megabrands. We are ready for new opportunities — with financial strength and flexibility, talent on both sides of the Atlantic, the infrastructure and distribution in place, and the reflexes to move quickly when necessary. While there can be no certainty that any deals will be consummated, hopefully we may have new specialty retail agreements before the year is out.

THE 2010 LINE-UP

For 2010, we have an ambitious line-up of new product introductions. Already underway is the launch of *Burberry Sport*, a collection for both men and women, which captures the energy, attitude and vibrancy of the Burberry Sport fashion collections. As we have indicated, growing our business through product extensions is an inherent part of our business model. Long talked about and now a reality, the Burberry cosmetics collection, with nearly 100 products for skin, lips and eyes, launches in approximately 30 shops worldwide in July. This is an expensive endeavor, but one we believe is worth the first year costs associated with the development and launch of the line and a significant investment to build cosmetic counters, and hire and train personnel.

If 2009 was weighted towards men's fragrance debuts, 2010 emphasizes the woman. For Lanvin, Paul Smith, and S.T. Dupont, we are creating a new women's scent for each and new scents for both men and women are coming to market for the Van Cleef & Arpels brand. As noted earlier, new fragrances are in the works for 2011 for the Jimmy Choo and Montblanc names.

For U.S. based operations, we have new Gap fragrances, one each for women and men debuting, men's body washes for the G7 men's grooming line, as well as other ancillaries. For Banana Republic, there are line extensions for the *Republic of Women* and *Republic of Men* fragrances.

We are very pleased to report that in March 2010, we signed a new specialty retail agreement with The Gap, Inc. which runs through December 31, 2011 covering the Gap and Banana Republic brands in the U.S. and Canada, with terms and conditions similar to those of the original agreement which expired on August 31, 2009. There was no disruption in the business having entered into a series of short-term extensions while our two companies were in discussions for a formal agreement.

A new scent, bebe *Sheer* is also in the line-up with a twist; international distribution is preceding U.S. shipments. We also have a new youthful scent for Brooks Brothers in the works, plus three new fragrances under the brand's higher end, Black Fleece label.

We have made significant headway with international sales of Gap and Banana Republic products, capitalizing upon our global distribution network. This effort continues for these brands as well as for bebe and Brooks Brothers. Interestingly, these all-American brands are well-respected, recognized and sought after even in countries where there are no bricks and mortar brand stores. Our specialty retail partners generate royalty revenues from the sale of their brands' fragrance and beauty products and enhance the recognition and desirability of all of their products among a global audience. For Inter Parfums, international distribution generally means that products we have developed for domestic consumption reach a wider customer base, enhancing sales, and the potential to generate a better return on investment.

Where exclusive supplier agreements do not fit a specialty retailer's business model, we have made other arrangements, as is the case with Anthropologie stores, of which there are now 137 eclectic boutiques. These shops sell a unique product assortment that includes casual apparel and accessories, home furnishings and a diverse array of gifts, decorative items and personal care products. A special fragrance collection for Anthropologie stores is being readied for introduction later in the year.

Although specialty retail represents a small part of our overall business, we really like this opportunity. Working now with five distinct brands, we have demonstrated that this business model is replicable, works across a wide spectrum of brands and brand associations, and provides financial benefit to both our company and our specialty retail partners.

LOOKING FORWARD

Having weathered the global economic and credit crises with just an 8% decline in year-over-year sales and a 6% drop in net income applicable to Inter Parfums, Inc., we are ready to for a turnaround in 2010. With our strong line-up for prestige launches, the addition of Montblanc mid-year, and new products and wider distribution for our specialty retail brands, we are very enthusiastic about 2010. As of this writing, we expect sales to come in at approximately $440 million resulting in net income attributable to Inter Parfums, Inc. of around $24 million or $0.80 per diluted share. As we reported when we announced our 2010 guidance, our net income attributable to Inter Parfums, Inc. and diluted EPS factors in approximately $1.5 million or $0.05 per diluted share of expenses associated with the launch of the Burberry cosmetics line. As always, our 2010 guidance assumes the dollar remains at current levels, and that no additional licenses or specialty retail agreements are entered into.

Finally, our thanks and appreciation go out to the incredibly productive 256 members of the Inter Parfums team, for all their hard work, and commitment to Inter Parfums, and their contribution to the success of our company.

Sincerely yours,





Jean Madar
Chairman of the Board &
Chief Executive Officer

Philippe Benacin
Vice Chairman of the Board
& President


BURBERRY.COM
BURBERRY SPORT
BURBERRY SPORT
THE NEW FRAGRANCES FOR WOMEN AND MEN


REPUBLIC COLLECTION
BANANA REPUBLIC

the Company

WE ARE INTER PARFUMS, INC. WE OPERATE IN THE FRAGRANCE BUSINESS, AND MANUFACTURE, MARKET AND DISTRIBUTE A WIDE ARRAY OF FRAGRANCES AND FRAGRANCE RELATED PRODUCTS. ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE IN MAY 1985 AS JEAN PHILIPPE FRAGRANCES, INC., WE CHANGED OUR NAME TO INTER PARFUMS, INC. IN JULY 1999. WE HAVE ALSO RETAINED OUR BRAND NAME, JEAN PHILIPPE FRAGRANCES, FOR SOME OF OUR MASS-MARKET PRODUCTS.

Our worldwide headquarters and the office of our three (3) wholly-owned subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., and its majority-owned subsidiary, Inter Parfums, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000. Inter Parfums S.A. is also the majority owner of four (4) distribution subsidiaries, Inter Parfums Limited, Inter Parfums Gmbh, Inter Parfums srl and Inter España Parfums et Cosmetiques, SL, covering territories in The United Kingdom, Germany, Italy and Spain, respectively. Inter Parfums, S.A. also has a 100% owned subsidiary, Inter Parfums (Suisse) S.A.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR" and we are considered a "controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Euronext Exchange.

We maintain our website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed them with or furnished them to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European-based operations and United States-based operations. Our prestige fragrance products are produced and marketed by our European operations through our 75% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 25% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

Our business is not capital intensive, and it is important to note that we do not own any manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished goods for us and ship them back to our distribution center.

As with any business, many aspects of our operations are subject to influences outside our control. These factors include the effect of the current financial crisis and therefore the potential for further deterioration in consumer spending and consumer debt levels as well as the continued availability of favorable credit sources and capital market conditions in general. We discuss in greater detail risk factors relating to our business in Item 1A of this Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the reports that we file from time to time with the Securities and Exchange Commission.

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 88% of net sales for 2009. We have built a portfolio of prestige brands, which include Burberry, Lanvin, Van Cleef & Arpels, Jimmy Choo, Montblanc, Paul Smith, S.T. Dupont, and Nickel, whose products are distributed in over 120 countries around the world. During the first half of 2007 we began operations of our four majority-owned European distribution subsidiaries. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers.

Burberry is our most significant license, as sales of Burberry products represented 57%, 56% and 54% of net sales for the years ended December 31, 2009, 2008 and 2007, respectively. In addition, we own the Lanvin brand name for our class of business and sales of Lanvin product represented 14%, 13% and 12% of net sales for the years ended December 31, 2009, 2008 and 2007, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are best known, we have had many successful launches. We typically launch new fragrance families for our brands every year or two, with some frequent "seasonal" fragrances introduced as well.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operations and represented 12% of sales for the year ended December 31, 2009. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the *Gap, Banana Republic, Brooks Brothers, bebe, New York & Company* and *Jordache* trademarks.

BUSINESS STRATEGY

FOCUS ON PRESTIGE BEAUTY BRANDS:

Prestige beauty brands are expected to contribute significantly to our growth as it represents 88% of total business in 2009. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because our Company's size enables us to work more closely with them in the product development process as well as our successful track record.

GROW PORTFOLIO BRANDS THROUGH NEW PRODUCT DEVELOPMENT AND MARKETING:

We grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every year or two we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

CONTINUE TO ADD NEW BRANDS TO OUR PORTFLIO, THROUGH NEW LICENSES OR ACQUISITIONS:

Prestige brands are the core of our business — we intend to add new prestige beauty brands to our portfolio. Over the past decade, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.

EXPAND EXISTING PORTFOLIO INTO NEW CATEGORIES:

We intend to continue to broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand. For 2010, our plans include the launch of our first cosmetics line under the Burberry brand. We are committing capital to further grow our largest brand, Burberry, in 2010, through the launch of a cosmetics line for women in about 30 shops around the world. The launch of this cosmetics line will require a significant investment in the first year to develop the product, build cosmetic counters, hire and train personnel, and is expected to affect 2010 net income attributable to Inter Parfums, Inc. by approximately $1.5 million or approximately $0.05 per diluted share. We believe that this is an essential step which will take Burberry to the next level of growth. The launch of the Burberry cosmetics line is also an important step to reach new customers and increase our exposure worldwide, which we believe will build the foundation for further growth in the years to come.

CONTINUE TO BUILD GLOBAL DISTRIBUTION FOOTPRINT:

Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model and have formed and are operating joint ventures in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies on terms favorable to us, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

BUILD SPECIALTY RETAIL BUSINESS:

We believe the beauty industry has experienced a significant growth in specialty retail, and we now have agreements in place for Gap and Banana Republic brands, New York & Company brand,Brooks Brothers brand and bebe brand. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. We also recently commenced product development to supply fragrances exclusively for Anthropologie stores, catalog and its internet business on an as needed and when ordered basis. Gap and Banana Republic, both leading international specialty retailers offering clothing, accessories and personal care products for men, women, children and infants, New York & Company, Retail Brand Alliance (for Brooks Brothers), bebe Stores, Inc. and Anthropologie, a unit of Urban Outfitters,



bebe *bebe (2009)*

Inc (NASDAQ:URBN), are innovative specialty retailers which offer a variety of lifestyle merchandise to highly defined customer niches, and are each responsible for marketing and selling fragrance and fragrance related products we produced in their respective stores.

RECENT DEVELOPMENTS

GAP AND BANANA REPUBLIC, EXTENSION AGREEMENT:

Although the initial term of our agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada expired on August 31, 2009, we had entered into a series of short-term extension agreements to continue the relationship as it previously existed while we were in discussions with The Gap, Inc. for a formal extension of the agreement. In March 2010, we signed a new specialty retail agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada, with terms and conditions similar to those of the original agreement. This new agreement expires December 31, 2011.

MONTBLANC EXCLUSIVE, WORLDWIDE LICENSE AGREEMENT:

In January 2010 we reported that our Paris-based subsidiary, Inter Parfums, S.A., and Montblanc-Simplo GMBH, entered into an exclusive, worldwide license agreement commencing on July 1, 2010 and expiring on December 31, 2020, for the creation, development and distribution of fragrances and fragrance related products under the Montblanc brand. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. Inter Parfums, S.A. has also agreed to pay an upfront entry fee of €1 million (approximately $1.4 million) for this license, and to purchase the inventory of the current licensee, which is anticipated to be approximately €4 million (approximately $5.7 million).

JIMMY CHOO EXCLUSIVE, WORLDWIDE LICENSE AGREEMENT:

In October 2009 Inter Parfums, S.A. and J Choo Limited entered into an exclusive, worldwide license agreement commencing on January 1, 2010 and expiring on December 31, 2021, for the creation, development and distribution of fragrances under the Jimmy Choo brand. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry.

PRODUCTION AND SUPPLY

THE STAGES OF THE DEVELOPMENT AND PRODUCTION PROCESS FOR ALL FRAGRANCES ARE AS FOLLOWS:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

SUPPLIERS WHO ASSIST US WITH PRODUCT DEVELOPMENT INCLUDE:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Givaudan, Takasago) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige products, approximately 80% of component and production needs are purchased from approximately 50 suppliers out of a total of over 160 active suppliers. The suppliers' accounts for our European operations are primarily settled in Euros and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars. The components for our specialty retail products are sourced and our specialty retail products are primarily produced and filled in the United States, and our mass market products are manufactured, produced or filled in the United States or China.

MARKETING AND DISTRIBUTION

PRESTIGE PRODUCTS:

Our prestige products are distributed in over 100 countries around the world through a selective distribution network. For the majority of our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our prestige products through a variety of duty free operators, such as airports and airlines and select vacation destinations.

As our business is a global business, we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model, and during the first half of 2007 we formed and presently operate through majority-owned distribution subsidiaries in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by the distribution subsidiary to its customers.

Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies on terms favorable to us, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is key to the future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 100 countries around the world. Sales to one distributor represented 11%, 12% and 13% and of consolidated net sales in 2009, 2008 and 2007, respectively.

Approximately 35% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of hedging foreign currencies to minimize the risk arising from operations.

The business of our European operations has become increasingly seasonal due to the timing of shipments by our majority-owned distribution subsidiaries to their customers, which are weighted to the second half of the year.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette
- Printemps

or specialized independent points of sale. Approximately 90% of prestige product sales in France are made to approximately 20 customers out of a total of over 1,200 active accounts.

SPECIALTY RETAIL AND MASS MARKET PRODUCTS

We do not presently market and distribute Gap, Banana Republic, New York & Company or Brooks Brothers specialty retail products to third parties in the United States. Marketing and distribution for such brands are the responsibility of the brand owners which market and sell the products we produce in their own retail locations. However, with respect to our license agreement with bebe Stores, Inc., we distribute product to their stores, and distribute product as well as to other retail outlets and department stores within the United States.

With respect to Gap, Banana Republic, Brooks Brothers and bebe brands, we distribute or plan to distribute product to specialty retailers and department stores outside the United States including duty free and other travel-related retailers. We utilize our in house sales team to reach our distributors and customers outside the United States.

In addition, the business of our United States operations has become increasingly seasonal as shipments to our specialty retail customers are weighted toward the second half of the year.

Mass merchandisers are the target customers for our mass market products. In addition, our mass market products are sold to wholesale distributors, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets. These products are sold through a highly efficient and dedicated in house sales team and reach approximately 12,000 retail outlets throughout the United States and abroad.

Our 140,000 square foot distribution center has provided us with the opportunity and resources to meet our customers' requirements.



Van Cleef & Arpels Collection Extraordinaire (2009)

the Products

WE PRODUCE AND DISTRIBUTE OUR PRESTIGE FRAGRANCE PRODUCTS PRIMARILY UNDER LICENSE AGREEMENTS WITH BRAND OWNERS. UNDER LICENSE AGREEMENTS, WE OBTAIN THE RIGHT TO USE THE BRAND NAME, CREATE NEW FRAGRANCES AND PACKAGING, DETERMINE POSITIONING AND DISTRIBUTION, AND MARKET AND SELL THE LICENSED PRODUCTS, IN EXCHANGE FOR THE PAYMENT OF ROYALTIES. OUR RIGHTS UNDER LICENSE AGREEMENTS ARE ALSO GENERALLY SUBJECT TO CERTAIN MINIMUM SALES REQUIREMENTS AND ADVERTISING EXPENDITURES.

We have built a portfolio of prestige brands, which include Burberry, Lanvin, Van Cleef & Arpels, Jimmy Choo, Paul Smith, Montblanc, S.T. Dupont, and Nickel.

Our exclusive world-wide fragrance license with Burberry Limited expires December 31, 2016. This license includes an additional five-year optional term that requires the mutual consent of Burberry and Inter Parfums, S.A. In addition, Burberry has the right on December 31, 2011 to buy back the license at its then fair market value.

In addition, we have world-wide licenses for the following brands: Van Cleef & Arpels, Jimmy Choo, Montblanc, Paul Smith and S.T. Dupont, which run through the following dates:

Brand Name	Licensed Expiration Date
Van Cleef & Arpels	December 2018, plus a 5-year optional term if certain sales targets are met
Jimmy Choo	December 31, 2021
Montblanc	December 31, 2020
Paul Smith	December 31, 2017
S.T. Dupont	June 30, 2011

For competitive reasons we do not disclose certain commercial or financial terms in these agreements, such as specific percentage royalty rates or percentage of net sales for minimum advertising requirements, as well as the specific dollar amount of royalties, minimum advertising expenses and minimum sales requirements. With respect to each item that relates to financial information, the aggregate amounts of such items are taken into account in connection with the preparation of our consolidated financial statements. Further, we believe that all commercial and financial information omitted is commercially reasonable and as such the specific percentages or dollar amounts are not material. Based upon the foregoing, we have filed confidential treatment applications for the agreements that we have filed as material contracts, which have been routinely granted.


prestige
Fragrances


BURBERRY
SPORT
BURBERRY
SPORT
BURBERRY
SPORT

Burberry *Burberry Sport Women, Burberry Sport Men (2010)*

BURBERRY


BURBERRY
LONDON

Burberry *London for Women (2006)*

BURBERRY: Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Limited that was originally entered into in 1993 and replaced by a new agreement in 2004.

We have had significant success in introducing new fragrance families under the Burberry brand name. We have introduced several fragrance families including *Burberry, Burberry Week End, Burberry Touch, Burberry Brit, Burberry London and Burberry The Beat.* Successful distribution has been achieved in more than a hundred countries around the world by differentiating the positioning and target consumer of each of the families. Our success is evidenced by a 10% five-year compounded annual growth rate in sales of Burberry fragrances.

The most recent Burberry fragrance family, *Burberry The Beat*, is the sixth fragrance family for Burberry fragrances. In March 2008 we commenced the successful world-wide launch of the women's fragrance, *Burberry The Beat*, by capitalizing on the commercial and editorial success of Burberry's high-end fashion collections and continuing to create a strong link to the Burberry fashion brand.


BURBERRY
FRAGRANCES

Burberry *London (2006)* ***Burberry*** *Brit (2003/2004)*
Burberry *Touch (2000)* ***Burberry*** *Weekend (1997)*
Burberry *(1995)*

Burberry *The Beat Women (2008), The Beat Men (2009)*


THE BEAT
THE BEAT

Burberry The Beat was a concept that was clearly distinct from other Burberry fragrance lines. We targeted a younger segment with a mix of British tradition and an avant-garde positioning with the purpose of expanding our customer base by targeting an edgier consumer. Further, music was a major source of inspiration for the concept of this new women's fragrance.

For 2008 Burberry brand sales were strong due to the continued rollout of *Burberry The Beat*, as well as the growth and staying power of *Burberry Brit*, which launched in 2003. Our 2009 new product launch schedule included the men's version of *Burberry The Beat*, which was initially previewed exclusively at Bloomingdale's. In addition, the global rollout of men's version of *Burberry The Beat* followed during the first half of 2009. For 2010, our plans include a sports fragrance for men and women and the launch of our first cosmetics line under the Burberry brand.

We are committing capital to further grow our largest brand, Burberry, in 2010, through the launch of a cosmetics line for women in about 30 shops around the world. The launch of this cosmetics line will require a significant investment in the first year to develop the product, build cosmetic counters, hire and train personnel, and is expected to negatively affect 2010 net income attributable to Inter Parfums, Inc. by approximately $1.5 million or approximately $0.05 per diluted share. We believe that this is an essential step which will take Burberry to the next level of growth.


ÉCLAT
D'ARPÈGE
LANVIN

LANVIN


ARPÈGE
EAU DE PARFUM
VAPORISATEUR
NATURAL SPRAY
LANVIN
PARIS
100 ml
3.4 FL.OZ.

***Lanvin** Arpège (1927)*

LANVIN: In July 2007 we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 that we had previously licensed in June 2004. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia, particularly with the lines *Arpège* (created in 1927), *Lanvin L'Homme* (1997) and *Eclat d'Arpège* (2002). Our first Lanvin fragrance, *Arpège pour Homme*, debuted in late 2005. *Arpège* by Lanvin won the honor of entering the Fragrance Hall of Fame at the 2005 FiFi Awards, an honor given to the best fragrance sold for at least 15 years that has been revitalized.

In 2006, we launched *Rumeur*, our first new Lanvin fragrance for women. In addition to its debut, solid sales gains and popularity were achieved by *Éclat d'Arpège* which has been a strong seller since its introduction in 2002. In 2008, we previewed a new Lanvin fragrance family, *Jeanne Lanvin*, in Paris, and launched the global rollouts of *Jeanne Lanvin*


LANVIN
L'HOMME
SPORT
EAU DE TOILETTE
VAPORISATEUR - NATURAL SPRAY
100 ml e
3.3 fl.oz
LANVIN
L'HOMME
SPORT
EAU DE TOILETTE

Lanvin *L'Homme Sport (2009)*


Jeanne
LANVIN

Lanvin *Jeanne Lanvin (2009)*

and Rumeur 2 Rose during the Fall of 2008.

During the summer of 2009 we launched a our newest Lanvin fragrance, *Lanvin L'Homme Sport*, with tennis sensation, Rafael Nadal, the Wimbledon, French Open and 2008 Olympic gold medal winner, as our model and spokesperson. In addition, for Lanvin in 2010, we are creating new women's scent.


RUMEUR
RUMEUR
LANVIN
RUMEUR
RUMEUR

Lanvin *Rumeur (2006)*


Van Cleef & Arpels
LYS CARMIN
COLLECTION
EXTRAORDINAIRE

Collection Extraordinaire (2009)

Van Cleef & Arpels


Féerie
Van Cleef & Arpels

Feerie (2008)

VAN CLEEF & ARPELS: In September 2006, we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. We believe this agreement with Van Cleef & Arpels, the prestigious and legendary world-renowned jewelry designer, was an important step in our development. We also believe its growth potential will strengthen opportunities for expansion of our fragrance business in the high luxury segment.

In 1976, Van Cleef & Arpels was a pioneer among jewelers with its launch of the fragrance, *First*, which exemplified the tradition of boldness of the jewelry house. We have built upon this sales base by promoting the two strongest families, *First* and *Tsar*, and then creating an entirely new line, *Féerie*, which we launched in 2008. We believe this new women's fragrance is one of the highest retail priced cologne in the market, as the 100ml. size fragrance has a suggested retail price of approximately $150.


Van Cleef & Arpels
HAUTE PARFUMERIE
ORIENS
Van Cleef & Arpels

Oriens (2010)


Van Cleef & Arpels
First
Van Cleef & Arpels

Premier Bouquet (2008)

A high end limited edition fragrance for Van Cleef & Arpels, *Collection Extraordinaire*, was launched in late 2009. In addition, for Van Cleef & Arpels in 2010, we are creating new women's fragrance and our first new men's fragrance.


Van Cleef
Van Cleef & Arpels
EAU DE TOILETTE
VAPORISATEUR · NATURAL SPRAY

Van Cleef (1994)


PAUL SMITH
MAN
THE NEW
FRAGRANCE
Paul Smith
PARFUMS
PAUL SMITH
MAN

Paul Smith

PAUL SMITH: We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. In July 2008 we extended this license for the Paul Smith brand for an additional seven years through December 31, 2017 on comparable terms and conditions.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: *Paul Smith, Paul Smith Extrême and Paul Smith London.* In 2006 we launched the men's fragrance, *Paul Smith Story*, and in 2007, we launched *Paul Smith Rose*, a women's fragrance for Paul Smith. In September 2009 our European-based operations launched a new men's scent, *Paul Smith Man*. In addition, we are creating new women's fragrance under the Paul Smith brand for launch in 2010.



Paul Smith *Extreme (2002)*


paul smith
sunshine
edition

Paul Smith *Sunshine Edition (2010)*


PAUL SMITH
ROSE
EAU DE PARFUM
PAUL SMITH
ROSE

Paul Smith *Rose (2007)*


PAUL
SMITH
LONDON
PAUL
SMITH
LONDON
PAUL
SMITH
LONDON
PAUL
SMITH
LONDON

Paul Smith *London (2004)*


PARFUMS
S.T. Dupont
PARIS
S.T. Dupont
PARIS
INTENSE
The new fragrance for her & for him


S.T. Dupont
PARIS
PASSENGER
POUR HOMME
PASSENGER

S.T. Dupont *Passenger Men (2008), Passenger Women (2008)*


ROSE



S.T. Dupont *Rose (2009)*



S.T. Dupont *Blanc (2007/2006)*

S.T. Dupont PARIS

S.T. DUPONT: In June 1997, we signed an exclusive license agreement with S.T. Dupont which we extended in 2006 until June 30, 2011, for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Fragrances include: *S.T. Dupont Paris*, *S.T. Dupont Essence Pure and L'Eau de S.T. Dupont*. In addition, during 2006 we launched the men's fragrance, *S.T. Dupont Noir*, which was received well in Eastern Europe and the Middle East. During 2007 we launched *S.T. Dupont Blanc*, a women's fragrance for S.T. Dupont, and in 2008, we launched *S.T. Dupont Passenger*, new scents for men and women. During 2009, we launched a new fragrance called *S.T. Dupont Rose*, and for 2010 we anticipate the launch of a new women's fragrance line for S.T. Dupont, *S.T. Dupont Diamant*.


NOIR
S.T. Dupont
PARIS
100ml
3.3FL.OZ.

S.T. Dupont *Noir (2007/2006)*

JIMMY CHOO

JIMMY CHOO: In October 2009 Inter Parfums, S.A. and J Choo Limited entered into an exclusive, worldwide license agreement commencing on January 1, 2010 and expiring on December 31, 2021, for the creation, development and distribution of fragrances under the Jimmy Choo brand.

Founded by Tamara Mellon in 1996, the luxury goods company Jimmy Choo was acquired by TowerBrook Capital Partners, the international private equity firm, in February 2007. With a heritage in luxury footwear, Jimmy Choo today encompasses a complete luxury lifestyle accessory brand with women's shoes, handbags, small leather goods, sunglasses and eyewear. Its products are available in the growing network of Jimmy Choo freestanding stores as well as in the most prestigious department, specialty and duty free stores worldwide. From its original base in the United Kingdom and United States, the Jimmy Choo store network now encompasses over 100 locations in 32 countries.

The brand is the recipient of the 2008 "Designer Brand of the Year" award from the British Fashion Council, the 2008 ACE award for "Brand of the Year" from the Accessory Council, the 2008 "Brand of the Year" award from Footwear News, and the 2009 "Partner in Excellence" Award from Nordstrom.

We believe that this relationship with Jimmy Choo offers a perfect fit with our strategy of expanding our brand portfolio to include new universes and represents an important milestone in our development. This brand possesses the quintessential qualities to ensure the ambitious development of fragrance lines that will be supported by significant advertising commitments over the coming years. Also, work on our first fragrance for the Jimmy Choo brand has begun, and we anticipate the fragrance will be launched in early late 2011.

MONTBLANC: In January 2010 we reported that our Paris-based subsidiary, Inter Parfums, S.A., and Montblanc-Simplo GMBH, entered into an exclusive, worldwide license agreement commencing on July 1, 2010 and expiring on December 31, 2020, for the creation, development and distribution of fragrances and fragrance related products under the Montblanc brand.

Montblanc has achieved a world-renowned position in the luxury segment and become a purveyor of exclusive products which reflect today's exacting demands for timeless design, tradition and master craftsmanship. In the past few years, Montblanc's product range has been expanded to Swiss made watches, male accessories and female jewelry, luxury leather goods and eyewear.

Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, active presence in more than 70 countries, network of more than 350 boutiques worldwide and high standards of product design and quality, Montblanc offers our company growth potential for development in fragrances and ancillary products. We believe this license with the more than 100-year-old, world-renowned, luxury brand will further strengthen our prospects for continued expansion in the selective perfume market. Montblanc fragrances are currently distributed in 50 countries worldwide.


MONT
BLANC


prestige
Skin care


NICKEL
soins sérieux pour hommes / serious skin care for men
Une vie super speed, de lendemain de fête, de coup de gueule... et toujours NICKEL.
From a late hangover to an early morning meeting, there's NICKEL.
NICKEL

NICKEL

NICKEL: In April 2004 Inter Parfums, S.A. acquired a 67.6% interest in Nickel S.A., and in June 2007, the noncontrolling shareholders of Nickel S.A., exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to us for approximately $4.7 million in cash.

Established in 1996, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care products for men. The Nickel skin care products for the face and body are sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men's spas in Paris and New York and our licensed spa in London.

Our current focus is on skin care products and we have launched several new skin care categories under the brand name in order to increase Nickel sales. However, sales to date have still not met our expectations. We intend to continue to develop new and innovative skincare products under the Nickel brand in an attempt to grow sales.


NICKEL
SILICON VALLEY BY NIGHT
NICKEL
SILICON VALLEY
NICKEL
NICKEL
SUPER PECS
NICKEL
SUPER SPEED
NICKEL
NICKEL
ATTENTION LES YEUX
NICKEL
NICKEL

Silicon Valley by Night | by Day (2008), Super Clean Soft (2008), Super Pecs (2008) Super Speed (2007), Poignée d'Amour (1999) Attention les Yeux (1997), Lendemain de Fête (1996), Bonne Gueule Brun (1996)

specialty retail and Mass Market

SPECIALTY RETAIL PRODUCTS

Specialty retail has become an important part of our overall business, and our United States operations are continuing to expand the global distribution of the specialty retail brands with which we have partnered. In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement would be on terms favorable to us or would be successful.

In connection with our specialty retail agreements in our United States operations, we design, produce and manufacture fragrance and fragrance related products for brand name specialty retailers, primarily in their retail stores. Our initial agreement with The Gap, Inc. covered the Gap and Banana Republic brands in the United States and Canada. Although the initial term of this agreement expired on August 31, 2009, we had entered into a series of short-term extension agreements to continue the relationship as it previously existed while we were in discussions with The Gap, Inc. for a formal extension of the agreement. In March 2010, we signed a new specialty retail agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada, with terms and conditions similar to those of the original agreement. This new agreement expires December 31, 2011.

In April 2008 we expanded our current relationship with The Gap Inc. to include a licensing agreement for international distribution of personal care products through Gap and Banana Republic brand stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers through December 31, 2011.

We also have agreements in place for Brooks Brothers, New York & Company and bebe Stores specialty retail brands. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. Our exclusive agreements for the Brooks Brothers, New York & Company and bebe brands run through the following dates:

Brand Name	Expiration Date
Brooks Brothers	December 31, 2013, plus a 5-year optional term if certain sales targets are met, plus additional 5-year optional term if both parties agree
New York & Company	October 8, 2012, plus subsequent 2 year renewals terms if both parties agree, subject to the right of New York & Company to terminate the agreement within 3 months after completion of the second year of sales
bebe Stores	June 30, 2014, plus three, 3-year optional terms, if certain sales targets are met

In addition, our agreement for the Brooks Brothers brand includes a license for our sales to Brooks Brothers stores, as well as specialty and department stores outside the United States and duty free and other travel-related retailers in return for royalty payments and certain advertising expenditures. Our agreement for the bebe brand also includes a license for select specialty and department stores worldwide in return for royalty payments and certain advertising expenditures.

For competitive reasons we do not disclose certain commercial or financial terms in these agreements, such as


stay
...in the MOMENT
THE NEW FRAGRANCE FOR HER
GAP

Gap Stay (2010)


BR
REPUBLIC
OF MEN
BR
REPUBLIC
OF WOMEN

Banana Republic *Republic of Men, Republic of Women (2009)*

specific percentage royalty rates or percentage of net sales for minimum advertising requirements, as well as the specific dollar amount of royalties, minimum advertising expenses and minimum sales requirements. With respect to each item that relates to financial information, the aggregate amounts of such items are taken into account in connection with the preparation of our consolidated financial statements. Further, we believe that all financial information omitted is commercially reasonable and as such the specific percentages or dollar amounts are not material. Based upon the foregoing, we have filed confidential treatment applications for such agreements that we have filed as material contracts, which have been routinely granted.

GAP AND BANANA REPUBLIC:

In July 2005, we entered into an exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrance, personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include fragrance, personal care and home fragrance products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In September 2006, we launched the Banana Republic Discover Collection, a family of five fragrances, we developed and supply to Banana Republic's North American stores. The initial collection consisted of three scents for women and two for men and in 2007 two additional fragrances were added and companion products such as body wash, body cream and shower gel were also introduced.

During 2007, we had a staged rollout of new products to Gap's North American stores, including a higher end collection of fragrances for men and women as well as a men's fragrance and grooming products.

In 2008 we expanded our current relationship with Gap Inc. to include a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. The agreement was effective as of July 1, 2007 and expires December 31, 2011.

We entered into this license agreement to capitalize on cross-border brand awareness of Gap's iconic American style and Banana Republic's affordable luxury, which we have interpreted into a brand-specific assortment of fragrance, home fragrance, bath and body, and grooming products. In addition, our long-established relationships with distributors in over 120 countries, and our current infrastructure enabled us to rollout

Gap and Banana Republic products to select department stores, perfumeries, travel retailers, military bases and other appropriate retail outlets around the world.

In April 2009, we launched a new Gap fragrance, *Close*, for sale at approximately 550 Gap stores and 175 Gap Body stores nationwide. International distribution began in September 2009, including an excusive launch at 240 Sephora doors in Europe. Total international distribution is expected to reach approximately 5,000 doors by the end of 2011. Also during 2009, for the Banana Republic brand, we debuted new fragrances, *Republic of Women* and *Republic of Men*, in North America in late August 2009, and commenced international rollout shortly thereafter.

BROOKS BROTHERS:

In November 2007, we entered into an exclusive agreement with Retail Brand Alliance, Inc. covering the design, manufacture and supply of personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty and department stores outside the United States and duty free and other travel-related retailers. In addition to new product development, we have assumed responsibility for the production and supply of existing Brooks Brothers fragrance and related personal care products. In the United States, we are responsible for product development, formula creation, packaging design and manufacturing while Brooks Brothers is responsible for marketing, advertising and in-store sales.

In November 2008, we shipped the Brooks Brothers *New York* collection for men and women to Brooks Brothers U.S. stores. In addition, a new Brooks Brothers fragrance called *Black Fleece*, was launched in the fall of 2009. International distribution is being readied for 2010.

NEW YORK & COMPANY:

In April 2007 we signed an exclusive agreement with New York & Company, Inc. under which we design and manufacture a personal care products sold at the New York & Company retail locations and on their website. Pursuant to the agreement, we are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

New York & Company has achieved success by building its brand and loyal customer base around clothing and accessories that are 'trendy, affordable, comfortable and sexy for real women and with real lives'. The products that we developed are designed for the target New York & Company


ONE WAY
BLACK FLEECE
BY
Brooks Brothers
NEW FRAGRANCES FOR HIM AND FOR HER

customer, the fashion-conscious, value-sensitive women between the ages of 25 and 45. In November 2007 we launched the initial bath and body collections and holiday gift sets that were developed for New York & Company's more than 560 stores. Although this line did not meet our expectations and was discontinued, we launched a new fragrance for New York & Company in 2009 and we supply their stores with color cosmetic products.

bebe STORES:

In July 2008 we entered into an exclusive six-year worldwide agreement with bebe Stores, Inc., under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada, as well as select specialty and department stores worldwide. We intend to incorporate bebe's signature look into fragrance and cosmetics for the brand's strong, hip, sexy, and sophisticated clientele.

The color cosmetics we developed and produced for bebe stores was launched at more than 200 bebe United States stores and, our bebe signature fragrance was unveiled at bebe stores in the U.S. in August 2009, which was followed by worldwide distribution later in the third quarter. In addition, in September 2009, our bebe signature fragrance debuted at approximately 300 Dillard's stores. The launch was supported with a print advertising program in the November 2009 issues of *Cosmopolitan*, *Elle*, and *In Style*, as well as outdoor advertising on billboards and bus kiosks. Dillard's has also made a strong commitment to the *bebe* launch as a featured fragrance in its multi-page advertising insert in several Conde Nast publications plus inclusion in its holiday catalog.

MASS MARKET:

Our mass market products are comprised of fragrances and fragrance related products. We produce a variety of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as a license for the Jordache brand. We also market our Aziza line of low priced eye shadow kits, mascara, and pencils, focusing on the young teen market and a line of health and beauty aids under our Intimate and Johnson Parker brands, including shampoo, conditioner, hand lotion and baby oil. All of these products are distributed to the same mass market retailers and discount chains.

QUARTERLY FINANCIAL DATA: (UNAUDITED)

(In thousands, except per share data)

2009	Q1	Q2	Q3	Q4	Full Year
Net Sales	$90,409	$88,604	$117,542	$112,909	$409,464
Gross Profit	53,565	50,201	67,080	63,322	234,168
Net Income	7,256	5,753	9,611	7,539	30,159
Net Income Attributable to Inter Parfums, Inc.	5,428	4,226	7,262	5,451	22,367
Net Income Attributable to Inter Parfums, Inc. per Share:					
Basic	$0.18	$0.14	$0.24	$0.18	$0.74
Diluted	0.18	0.14	0.24	0.18	0.74
Average Common Shares Outstanding:					
Basic	30,166	30,064	30,061	30,109	30,100
Diluted	30,166	30,064	30,065	30,189	30,121

2008	Q1	Q2	Q3	Q4	Full Year
Net Sales	$123,163	$99,078	$123,531	$100,352	$446,124
Gross Profit	74,088	55,974	67,325	56,822	254,209
Net Income	11,136	4,490	7,879	6,617	30,123
Net Income Attributable to Inter Parfums, Inc.	8,708	3,772	6,188	5,097	23,765
Net Income Attributable to Inter Parfums, Inc. per Share:					
Basic	$0.28	$0.12	$0.20	$0.17	$0.78
Diluted	0.28	0.12	0.20	0.17	0.77
Average Common Shares Outstanding:					
Basic	30,722	30,627	30,632	30,504	30,621
Diluted	30,809	30,914	30,886	30,504	30,778

We review goodwill for impairment at least annually, usually during the fourth quarter, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European based operations. We determined that the carrying amount of the goodwill exceeded fair value resulting in impairment losses aggregating $1.7 million in 2009 and $0.9 million in both 2008 and 2007. Accumulated impairment losses relating to goodwill aggregated $3.5 million as of December 31, 2009.


NORTH AMERICA
24%

CENTRAL & SOUTH AMERICA
7%

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

	Year Ended December 31		
	2009	2008	2007
North America	$96,800	$108,600	$115,400
Europe	184,900	204,100	173,200
Central and South America	29,300	38,000	28,200
Middle East	42,300	39,200	26,100
Asia	53,600	53,000	43,900
Other	2,600	3,200	2,800
	$409,500	$446,100	$389,600

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES

	Year Ended December 31		
	2009	2008	2007
United States	$88,000	$101,000	$113,000
United Kingdom	31,000	25,000	28,000
France	37,000	38,000	30,000


EUROPE
46%
MIDDLE EAST
10%
ASIA
13%

the Organization

ALL CORPORATE FUNCTIONS,
including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

SIMPLIFIED CHART OF THE ORGANIZATION


51%
PHILIPPE BENACIN
JEAN MADAR
INTER PARFUMS, INC.
(NASDAQ - "IPAR")
49%
PUBLIC
SHAREHOLDERS
100%
INTER PARFUMS
HOLDINGS, S.A.
100%
JEAN PHILIPPE
FRAGRANCES, LLC
100%
INTER PARFUMS
USA, LLC
100%
NICKEL
USA, INC.
75%
INTER PARFUMS, S.A.
(EURONEXT – PARIS)
100%
INTER PARFUMS
(SUISSE) SARL
51%
INTER PARFUMS LIMITED
(UNITED KINGDOM)
51%
INTER PARFUMS SRL
(ITALY)
51%
INTER PARFUMS
DEUTSCHLAND GMBH
(GERMANY)
51%
INTER ESPĀNA PARFUMS
ET COSMETIQUES, SL
(SPAIN)

FINANCE, INVESTOR RELATIONS AND ADMINISTRATION:

Russell Greenberg in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

OPERATIONS:

Henry B. Clarke, Lauren Marinelli, Eduardo Nau and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

EXPORT SALES:

Herve Bouillonnec in the United States and Frédéric Garcia-Pelayo and Hugues de la Chevasnerie in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

DOMESTIC (HOME COUNTRY) SALES:

Michel Bes in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

CONTENTS

management's discussion & analysis of financial condition & Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW:

We operate in the fragrance business, and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 75% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 25% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige products primarily under license agreements with brand owners, and prestige product sales represented approximately 88% and 87% of net sales in 2009 and 2008, respectively. We have built a portfolio of brands, which include Burberry, Lanvin, Van Cleef & Arpels, Jimmy Choo, Montblanc, Paul Smith, S.T. Dupont and Nickel whose products are distributed in over 120 countries around the world. Burberry is our most significant license, as sales of Burberry products represented 57%, 56% and 54% of net sales for the years ended December 31, 2009, 2008 and 2007, respectively. In addition, sales of our Lanvin brand products represented 14%, 13% and 12% of net sales for the years ended December 31, 2009, 2008 and 2007, respectively.

In September 2009, by mutual consent as a result of unsatisfactory commercial development, we agreed to an early termination of our license agreement with Quiksilver. The termination will take effect on June 30, 2010 and is not expected to have any material effect on our consolidated financial statements.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operations and represented 12% and 13% of sales in 2009 and 2008, respectively. These products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the *Gap*, *Banana Republic*, *New York & Company*, *Brooks Brothers*, *bebe* and *Jordache* trademarks.

Historically, seasonality has not been a major factor for our company. However, with the commencement of operations in 2007 of our four majority-owned European distribution subsidiaries and the introduction of our specialty retail product lines, sales have become more concentrated in the second half of the year.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the introduction of new products and supporting new and established products through advertising, merchandising and sampling as well as phasing out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. Our introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished good for us and ship it back to our distribution center.

As with any business, many aspects of our operations are subject to influences outside our control. These factors include the effect of the current global economic recession and therefore the potential for further deterioration in consumer spending and consumer debt levels. The recent economic challenges and uncertainties in a number of countries where we do business, including the United States, have impacted our business. This global economic recession has negatively affected consumer demand, which is having an adverse impact on our distributors and our retail customers. These events have led distributors and retailers to carry less inventory than usual and have resulted in changes in their ordering patterns for the products that we sell. Although some signs of a recovery have become apparent with improving sales trends in the second half of 2009, the impact of this financial crisis was challenging for us in 2009 and is expected to continue to be challenging for us in 2010.

We have reviewed our plans and have taken actions to mitigate the impact of these conditions. We have adjusted, and we continue to adjust our advertising and promotional budgets to align our spending with anticipated sales. In addition, we have implemented cost saving initiatives to right size our staff in an effort to maintain long-term profitable growth. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share. While our business strategies are designed to strengthen our Company over the long-term, we believe the uncertainty about future market conditions, consumer spending patterns and the financial strength of some of our customers could negatively affect our net sales and operating results.

In addition, our reported net sales are impacted by changes in foreign currency exchange rates. If the current exchange rates persist or the U.S. dollar continues to strengthen, there will be an adverse impact on our net sales in 2010. However, earnings are less affected by a strengthening dollar because in excess of 30 percent of net sales of our European operations are denominated in U.S. dollars, while all costs of our European operations are incurred in euro. Our Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

RECENT IMPORTANT EVENTS

GAP AND BANANA REPUBLIC:

Although the initial term of our agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada expired on August 31, 2009, we had entered into a series of short-term extension agreements to continue the relationship as it previously existed while we were in discussions with The Gap, Inc. for a formal extension of the agreement. In March 2010, we signed a new specialty retail agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada, with terms and conditions similar to those of the original agreement. This new agreement expires December 31, 2011.

MONTBLANC:

In January 2010, we announced that we had entered into an exclusive worldwide license agreement with Montblanc International GMBH to create, produce and distribute perfumes and ancillary products under the Montblanc brand. Our rights under such license agreement, which takes effect on July 1, 2010 and runs through 2020, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. We also agreed to pay an upfront entry fee of €1 million (approximately $1.4 million) for this license, and to purchase the inventory of the current licensee, which is anticipated to be approximately €4 million (approximately $5.7 million).

JIMMY CHOO:

In October 2009, we entered into an exclusive worldwide license agreement with J Choo Limited for the creation, development and distribution of fragrances under the Jimmy Choo brand. Our rights under such license agreement, which runs through 2022, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. Plans call for our first Jimmy Choo fragrance launch in early 2011.

bebe STORES, INC.:

In July 2008, we entered into an exclusive six year worldwide agreement with bebe Stores, Inc. under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada as well as select specialty and department stores worldwide.

GAP AND BANANA REPUBLIC INTERNATIONAL:

In April 2008, we expanded our relationship with Gap Inc. with the signing of a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. The agreement is effective through December 31, 2011.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The judgments used by management in applying critical accounting policies could be affected by a further and prolonged general deterioration in the economic environment, which could negatively influence future financial results and availability of continued financing. Specifically, subsequent evaluations of our accounts receivables, inventories, and deferred tax assets in light of the factors then prevailing, could result in significant changes in our allowance and reserve accounts in future periods, which in turn could generate significant additional charges. Similarly, the valuation of certain intangible assets could be negatively impacted by prolonged and severely depressed market conditions thus leading to the recognition of impairment losses. The following is a brief discussion of the more critical accounting policies that we employ.

REVENUE RECOGNITION:

We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances.

SALES RETURNS:

Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PROMOTIONAL ALLOWANCES:

We have various performance-based arrangements with certain retailers. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. The costs that our Company incurs for performance-based arrangements, shelf replacement costs and slotting fees are netted against revenues on our Company's consolidated statement of income. Estimated accruals for promotions and advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

INVENTORIES:

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

EQUIPMENT AND OTHER LONG-LIVED ASSETS:

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

We evaluate goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the fair value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. Impairment of goodwill is evaluated using a two step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess. For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded.

Goodwill relates to our Nickel skin care business, which is primarily a component of our European operations. Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions we make will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, we use industry accepted valuation models and set criteria that are reviewed and approved by management and, in certain instances, we engage third party valuation specialists to advise us. The first step of our goodwill impairment evaluation has given rise to potential impairment indicators and, as a result of continued sales declines, we have been testing for impairment of goodwill on a quarterly basis. We have determined that we may be inclined to sell the Nickel business within the next few years. Therefore, as of December 31, 2009, we have measured fair value of goodwill to be equal to the average amount offered by several potential purchasers of the Nickel business. As a result, the carrying amount of the goodwill exceeded its implied fair value resulting in an impairment loss of $1.7 million in 2009. We expect Nickel brand sales to remain steady over the next few years as the result of new product launches in combination with an expected economic recovery. In estimating future sales, we use our internal budgets developed from recent sales data for existing products and planned timing of new product launches. If sales for the reporting unit decreased 10% we could incur an additional goodwill impairment charge of $0.5 million.

To determine fair value of indefinite-lived intangible assets, we use an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. We use this method to determine if an impairment charge is required relating to our Nickel brand trademarks. For the year ended December 31, 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. We assumed a market royalty rate of 6% and a discount rate of 7.8%. The following table presents the impact a change in the following significant assumptions would have had on our impairment charge recognized for the year ended December 31, 2009 assuming all other assumptions remained constant:

(In thousands)	**Change**	**Increase (decrease) to Impairment Charge**
Weighted average cost of capital	+10%	$(246)
Weighted average cost of capital	-10%	307
Future sales levels	+10%	244
Future sales levels	-10%	(244)

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital ranging from 8% to 9.5%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our intangible assets subject to amortization. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3 (formerly paragraph 11 of SFAS 142, Goodwill and Other Intangible Assets). The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite life intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life". The existence of a repurchase option in 2025 may limit the useful life of the Lanvin brand names and trademarks to the company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8 (formerly paragraph 13 of SFAS 142), the Lanvin brand names and trademarks would only have a finite life to our company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8 we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (Residual Value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

DERIVATIVES:

We account for derivative financial instruments in accordance with ASC topic 815 (formerly SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended), which establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This topic also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they are measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

INCOME TAXES:

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized are reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

RESULTS OF OPERATIONS

NET SALES

(In millions)

					Year Ended December 31
	2009	% Change	2008	% Change	2007
European based product sales	$361.7	(6%)	$386.4	17%	$330.8
United States-based product sales	47.8	(20%)	59.7	1%	58.8
Total net sales	$409.5	(8%)	$446.1	15%	$389.6

Net sales for the year ended December 31, 2009 decreased 8% to $409.5 million. For the year ended December 31, 2008, net sales were up 15%. At comparable foreign currency exchange rates, net sales declined 8% in 2009 and rose 12% in 2008. While significant fluctuations in currency exchange rates were experienced during the year in both 2008 and 2009, for each year as a whole the overall impact was minimal.

European based prestige product sales, which were up 17% in 2008, declined 6% in 2009. Considering the challenges we faced in the first half of 2009, we are very pleased with full year 2009 sales results. The global economic recession negatively affected consumer demand, which had an adverse impact on our distributors and our retail customers. These events have led distributors and retailers to carry less inventory than usual and resulted in changes in their ordering patterns for the products that we sell. Signs of a recovery became apparent with improving sales trends beginning in the second half of 2009. This economic crisis was challenging for us in 2009 and is expected to continue to be challenging in 2010.

Despite the economic climate, we maintained an active new product launch schedule throughout 2009 for our European-based operations which began in January with the global rollout of the men's version of Burberry *The Beat*. Also during the first quarter, we launched our Quiksilver signature fragrance for men. During the second quarter of 2009 we introduced ST Dupont *Rose*, a fragrance for women and a *Lanvin L'Homme Sport* line, with tennis star, Rafael Nadal as its spokesperson. Paul Smith *Man* debuted in August and a limited edition, high-end women's fragrance line for the Van Cleef & Arpels brand called *Collection Extraordinaire* was launched in September.

The bar was set quite high in 2008 when sales by European-based operations were 17% ahead of 2007 with much of the gain due to the rollout of Burberry *The Beat* for women. Burberry fragrance, which drove sales growth with an increase of 18% in 2008, performed in line with the rest of the group with a 6% sales decline in 2009. Lanvin, our second largest prestige brand, has proven somewhat resilient to the economic downturn in 2009 with sales of $56.7 million, virtually unchanged from 2008 in dollars and up 4% in local currency. In 2008, Lanvin product sales were up 25% aided by the launch of the *Jeanne Lanvin* fragrance.

We began operations pursuant to our exclusive, worldwide license with Van Cleef & Arpels in January 2007. Sales of products under the Van Cleef & Arpels brand aggregated $28.1 million, $30.9 million and $16.3 million in 2009, 2008 and 2007, respectively.

Notwithstanding the challenging economic environment in many parts of the world, certain territories continued to perform at satisfactory levels, notably, Western Europe (up 1%), Asia (up 10%) and the Middle East (up 19%) all in local currency for the year ended December 31, 2009, as compared to the prior year.

Our current plans for 2010 include a sports fragrance for men and women and cosmetics under the Burberry brand. We are committing capital to further grow our largest brand, Burberry, in 2010, through the launch of a cosmetics line for women in about 30 shops around the world. The Burberry cosmetics collection will include 100 products for skin, lips and eyes. The launch of this cosmetics line will require a significant investment in the first year to develop the product, build cosmetic counters, hire and train personnel, and is expected to affect 2010 net income attributable to Inter Parfums, Inc. by approximately $1.5 million or approximately $0.05 per diluted share. We believe that this is an essential step which will take Burberry to the next level of growth.

In addition, we are creating a new women's scent for Lanvin and Paul Smith and men's and women's scents for Van Cleef & Arpels.

With respect to our United States specialty retail and mass market products, net sales declined 20% in 2009 after increasing 1% in 2008 and 15% in 2007. In 2008, we expanded our relationship with Gap Inc. with the signing of a license agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States. In early 2008, United States specialty retail product sales were climbing as a steady domestic business combined with a new and vibrant international business to drive sales growth. However, beginning in the fourth quarter of 2008, United States specialty retail product sales came under pressure and our United States operations continued to feel the effects of the global economic recession throughout most of 2009.

As discussed in previous filings, management reported that new product launches together with existing distribution would stem the sales decline for our U.S. operations, and that was most certainly the case as we moved to the latter half of 2009. In April 2009, *Close*, a new Gap fragrance was launched at approximately 550 Gap stores and roughly 175 Gap Body stores nationwide. International distribution began in September, including an excusive launch at 240 Sephora doors in Europe. Total international distribution is expected to reach approximately 5,000 doors by the end of 2011. In August 2009, new fragrances, *Republic of Men* and *Republic of Women*, were launched at Banana Republic stores in North America with international distribution following shortly thereafter. For 2010, two new Gap scents are in the works along with additional ancillary products and holiday gift sets.

In November 2008, we shipped the Brooks Brothers *New York* collection for men and women to Brooks Brothers U.S. stores. In addition, a new Brooks Brothers fragrance called *Black Fleece*, launched in the fall of 2009. International distribution is being readied for 2010. Also in 2010, several new fragrance categories are in the pipeline. Our signature bebe fragrance was unveiled at 212 bebe stores in the U.S. in August 2009, and over 300 Dillards stores in September 2009. Worldwide distribution began late in the third quarter of 2009. In 2010, bebe *Sheer*, a new women's scent is planned along with several color cosmetic products and holiday gift sets. We also introduced a new fragrance for New York & Company during the fourth quarter of 2009.

Sales of mass-market fragrance products have been in a decline for several years. We have no plans to discontinue sales to this market which aggregated approximately $17 million, $21 million and $24 million in 2009, 2008 and 2007, respectively.

In addition, we are actively pursuing other new business opportunities. However, we cannot assure that any new licenses, acquisitions or specialty retail agreements will be consummated.

GROSS PROFIT MARGINS

(In millions)

	Year Ended December 31		
	2009	2008	2007
Net sales	$409.5	$446.1	$389.6
Cost of sales	175.3	191.9	160.2
Gross margin	$234.2	$254.2	$229.4
Gross margin as a percent of net sales	57%	57%	59%

As a percentage of sales, gross profit margins were 57% in both 2009 and 2008 and 59% in 2007. For the year ended December 31, 2009, gross margin included a benefit of approximately 94 basis points as a result of cash flow hedging activities entered into in late 2008 to take advantage of the effect a strong U.S. dollar relative to the euro has on our European-based product sales to United States customers. Sales to these customers are denominated in dollars while our costs are incurred in euro.

Additional fluctuations in gross margin results from product sales mix within individual lines of Company products. Although gross margins from individual product families have remained relatively consistent, sales of products from our European-based prestige fragrances have always generated significantly higher gross profit margins than sales of our United States based specialty retail and mass market products. Fluctuations in sales product mix between our European operations and our United States operations had small positive effects on the gross margin percentage in both 2009 and 2008 as sales from United States operations continued to represent a smaller portion of consolidated sales.

The decline in gross margin as a percentage of sales in 2008 primarily reflects the effect the decline in the value of the US dollar against the euro has on our European based product sales to United States customers. As mentioned above, sales to these customers are denominated in dollars while our costs are incurred in euro.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $5.0 million in 2009 and $6.2 million in both 2008 and 2007 are included in selling, general and administrative expense in the consolidated statements of income. As such, our Company's gross profit may not be comparable to other companies which may include these expenses as a component of cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

(In millions)

	Year Ended December 31		
	2009	2008	2007
Selling, general & administrative	$187.7	$202.3	$181.2
Selling, general & administrative as a percent of net sales	46%	45%	47%

Selling, general and administrative expenses decreased 7% for the year ended December 31, 2009, as compared to 2008 and increased 12% for the year ended December 31, 2008, as compared to 2007. As a percentage of sales selling, general and administrative expenses were 46%, 45% and 47% for the years ended December 31, 2009, 2008 and 2007, respectively.

Two major components of selling, general and administrative expenses are promotion and advertising expenditures and royalty expense. Promotion and advertising aggregated $55.8 million, $65.8 million and $58.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Promotion and advertising as a percentage of sales represented 13.6%, 14.7% and 15.0% of net sales for the years ended December 31, 2009, 2008 and 2007, respectively. Advertising expenditures in 2008 were high in support of the launch of Burberry *The Beat* for women. As we anticipated lower sales volume in 2009 as compared to 2008, advertising expenditures were curtailed. Royalty expense aggregated $35.5 million, $37.3 million and $35.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Selling, general and administrative expenses also include servicing fees related to the operations of our majority-owned European distribution subsidiaries which aggregated approximately $13 million in both 2009 and 2008 and $12 million in 2007.

We review goodwill for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European based operations. The first step of our goodwill impairment evaluation has given rise to potential impairment indicators and, as a result of continued sales declines, we have been testing for impairment of goodwill on a quarterly basis. As of December 31, 2009, we have measured fair value of goodwill to be equal to the average amount offered by several potential purchasers of the Nickel brand. As a result, the carrying amount of the goodwill exceeded fair value resulting in an additional impairment loss. Goodwill impairment losses aggregated $1.7 million in 2009 and $0.9 million in both 2008 and 2007. Accumulated impairment losses relating to goodwill aggregated $3.5 million as of December 31, 2009.

Income from operations decreased 12% to $44.8 million in 2009 and income from operations increased 8% to $51.0 million, as compared to $47.3 million in 2007. Operating margins aggregated 10.9%, 11.4% and 12.1% for the years ended December 31, 2009, 2008 and 2007, respectively.

Interest expense aggregated $2.6 million, $4.9 million and $3.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as our financing needs for acquisitions. Loans payable – banks and long-term debt including current maturities aggregated $34.6 million as of December 31, 2009, as compared to $55.0 million as of December 31, 2008. In addition, due to the changes in fair value of interest rate swaps, interest expense for the year ended December 31, 2008 includes a charge of $0.9 million, as compared to a small benefit ($0.08 million) recorded for the year ended December 31, 2009.

Foreign currency gains or (losses) aggregated $3.2 million, ($1.4) million and ($0.2) million for the years ended December 31, 2009, 2008 and 2007, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments. As a result of the dramatic strengthening of the U.S. dollar during our fourth quarter ended December 31, 2008, we entered into foreign currency forward exchange contracts to hedge approximately 80% of our 2009 sales expected to be invoiced in U.S. dollars. As a result, we recorded a gain of $3.5 million in 2009 and a (loss) of ($0.8) million in 2008, including amounts reclassified from Other Comprehensive Income into earnings relating to these contracts.

Our effective income tax rate was 34.9%, 35.1% and 35.5% for the years ended December 31, 2009, 2008 and 2007, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions which are slightly higher than those in the United States. Our foreign tax rate has declined slightly over the past two years as a result of the 2008 formation of IP Suisse, who receives a favorable tax rate on a portion of Inter Parfums, S.A. taxable income. In 2008 and 2007, valuation allowances of $0.8 million and $0.2 million, respectively, have been provided against certain foreign net operating loss carryforwards, as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carryforwards recognized. In 2008, one of those foreign subsidiaries, Nickel S.A. was merged into Inter Parfums, S.A. As a result of the merger we recognized the utilization of certain foreign operating loss carryforwards for which valuation allowances had previously been recorded. As a result, the 2008 tax provision has been reduced by a benefit of approximately $0.7 million.

We did not experience any significant changes in tax rates, and none were expected in jurisdictions where we operate.

NET INCOME AND EARNINGS PER SHARE

(In thousands, except share and per share data)

		Year Ended December 31	
	2009	2008	2007
Net income	$30,158	$30,122	$30,601
Less: Net income attributable to the			
noncontrolling interest	$7,791	6,357	6,784
Net income attributable to Inter Parfums, Inc.	$22,367	23,765	23,817
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$0.74	0.78	0.78
Diluted	$0.74	0.77	0.76
Weighted average number of shares outstanding:			
Basic	30,100	30,621	30,666
Diluted	30,121	30,778	31,004

Net income was virtually unchanged in 2009 aggregating $30.2 million, as compared to $30.1 million in 2008. Net income decreased 2% to $30.1 million in 2008, as compared to $30.6 million in 2007.

Net income attributable to the non-controlling interest aggregated 25.8%, 21.1% and 22.2% of net income in 2009, 2008 and 2007, respectively. In 2008 and 2007, losses from our 51% owned European distribution subsidiaries offset profits from our other 75% owned European subsidiaries

Net income attributable to Inter Parfums, Inc. declined 6% to $22.4 million in 2009, as compared to $23.8 million in 2008. In 2008, net income attributable to Inter Parfums, Inc. was unchanged from 2007 aggregating $23.8 million in both years. Net margins attributable to Inter Parfums, Inc. aggregated 5.5%, 5.3% and 6.1% for the years ended December 31, 2009, 2008 and 2007, respectively.

Diluted earnings per share aggregated $0.74, $0.77 and $0.76 in 2009, 2008 and 2007, respectively. Weighted average shares outstanding aggregated 30.1 million, 30.6 million and 30.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. On a diluted basis, average shares outstanding were 30.1 million, 30.8 million and 31.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The decline in shares outstanding is primarily the result of shares repurchased pursuant to board of directors authorizations.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remains strong. At December 31, 2009, working capital aggregated $198 million and we had a working capital ratio of almost 2.9 to 1. Cash and cash equivalents aggregated $100 million.

Cash provided by (used-in) operating activities aggregated

$84.6 million, ($6.4) million and $38.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Working capital items provided $43 million in cash from operations in 2009 as compared to a use of $55 million in 2008. As of December 31, 2007 and continuing through December 31, 2008, we had a significant build-up of inventory to support a very aggressive launch schedule including Burberry *The Beat* and new fragrance families for each of Lanvin, Van Cleef & Arpels, ST Dupont and Nickel. In terms of cash flows, for the year ended December 31, 2009, inventories decreased $40.6 million or 33%. The global economic crisis has resulted in lower sales levels, especially in the first half of 2009. Our inventory levels have been steadily declining throughout 2009 as we have made modifications to our sales projections to take into account the difficult environment. In terms of cash flow, accounts receivable decreased $21 million or 17% for the year ended December 31, 2009, as we began to tighten extended payment terms offered to certain international distributors in the early days of the global economic recession. In addition, in the 2009 period, accounts payable and accrued expenses decreased $19 million as our vendor obligations for the 2008 year end inventory buildup became due.

Cash flows used in investing activities in 2009 reflect payments of approximately $5.5 million for capital items. Our business is not capital intensive as we do not own any manufacturing facilities. We typically spend between $2.0 million and $3.0 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fixtures, computer equipment and industrial equipment needed at our distribution centers. Capital expenditures in 2010 are expected to be in the range of $5.0 million to $5.5 million, considering our 2010 launch schedule.

In December 2007, we acquired an additional 1.2% interest in IPSA, our majority-owned French subsidiary, from its non-controlling shareholders for approximately $6.3 million in cash. An additional 3.6% interest was acquired in 2008 for approximately $18.5 million in cash. The acquisition was accounted for under the purchase method and brings our ownership interest in Inter Parfums, S.A. to approximately 75%.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2009, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2010 consist of a $15.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $45.0 million in credit lines provided by a consortium of international financial institutions. As of December 31, 2009, short-term borrowings aggregated $5.0 million.

In 2007, we financed the acquisition of the worldwide rights to the Lanvin brand names and international trademarks and the license for the Van Cleef & Arpels brand and related trademarks by entering into five-year credit agreements. The long-term credit facilities provides for principal and interest to be repaid in 20 quarterly installments. As of December 31, 2009, total long-term debt including current maturities aggregated $29.6 million.

As of December 31, 2008, the Company's board of directors authorized the repurchase of up to 1,031,863 shares of the Company's common stock and in 2009, the Company repurchased 108,100 shares of its common stock at an average price of $5.84 per common share.

In December 2008, our board of directors authorized a continuation of our cash dividend of $0.133 per share, aggregating approximately $4.0 million per annum, payable $.033 per share on a quarterly basis. In January 2010 the board of directors authorized an approximate 100% increase in the annual dividend to $0.26 per share. The first quarterly dividend of $0.065 per share was paid on April 15, 2010 to shareholders of record on March 31, 2010. Dividends paid, including dividends paid once per year to non-controlling stockholders of Inter Parfums, S.A., aggregated $5.7 million, $5.8 million and $5.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. The cash dividends paid in 2009 represented a small part of our cash position and the dividends for 2010 are not expected to have any significant impact on our financial position.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL:

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

CONTRACTUAL OBLIGATIONS

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations *(In thousands)*.

Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-term debt (2)	$29,600	$11,700	$17,900		–
Captial lease obligations	–	–	–	–	–
Operating leases	19,800	7,500	8,600	2,300	$1,400
Purchase obligations (1)	1,210,700	134,700	313,300	327,400	435,300
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Total	$1,260,100	$153,900	$339,800	$329,700	$436,700

(1) Consists of purchase commitments for advertising and promotional items, minimum royalty gurantees, including fixed or minimum obligations, and estimate of such obligations subject to variable price provisions. Future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2009, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

(2) Interest due on the Company's long-term debt is payable $0.70 million, $0.40 million and $0.07 million in 2010, 2011 and 2012, respectively.

FOREIGN EXCHANGE RISK MANAGEMENT:

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

As a result of the dramatic strengthening of the U.S. dollar during our fourth quarter ended December 31, 2008, we entered into foreign currency forward exchange contracts to hedge approximately 80% of our 2009 sales to be invoiced in U.S. dollars. Hedge effectiveness excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. At December 31, 2009, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $36 million and GB pounds 5.4 million which all have maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

INTEREST RATE RISK MANAGEMENT:

We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into two (2) interest rate swaps to reduce exposure to rising variable interest rates. The first swap, entered into in 2004, effectively exchanged the variable interest rate of 0.6% above the three month EURIBOR to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. The remaining balance owed pursuant to this facility was paid in full as of September 30, 2009.

The second swap entered into in September 2007 on €22 million of debt, effectively exchanged the variable interest rate of 0.6% above the three month EURIBOR to a fixed rate of 4.42%. The remaining balance owed pursuant to this facility is as of December 31, 2009 was €12.1 million. These derivative instruments are recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our independent auditor, Mazars LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears below.



Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors



Russell Greenberg
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.

We have audited Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Inter Parfums, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion thereon.



Mazars LLP

New York, New York
March 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010 expressed an unqualified opinion thereon.



Mazars LLP

New York, New York
March 10, 2010

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31	
	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$100,467	$42,404
Accounts receivable, net	101,334	120,507
Inventories	85,428	123,633
Receivables, other	3,229	2,904
Other current assets	8,090	10,034
Income tax receivable	--	1,631
Deferred tax assets	4,088	3,388
Total current assets	302,636	304,501
Equipment and leasehold improvements, net	9,191	7,670
Trademarks, licenses and other intangible assets, net	101,799	104,922
Goodwill	3,927	5,470
Other assets	1,535	2,574
Total assets	$419,088	$425,137
LIABILITIES AND EQUITY		
Current liabilities:		
Loans payable – banks	$5,021	$13,981
Current portion of long-term debt	11,732	13,352
Accounts payable - trade	48,138	66,236
Accrued expenses	37,440	35,368
Income taxes payable	1,646	442
Dividends payable	996	996
Total current liabilities	104,973	130,375
Deferred tax liability	8,840	11,562
Long-term debt, less current portion	17,862	27,691
Commitments and contingencies		
Inter Parfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued		
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding 30,171,952 and 30,168,939 shares, at December 31, 2009 and 2008, respectively	30	30
Additional paid-in capital	45,126	41,950
Retained earnings	186,611	168,025
Accumulated other comprehensive income	30,000	25,515
Treasury stock, at cost, 10,056,966 and 9,966,379 common shares at December 31, 2009 and 2008, respectively	(33,043)	(31,319)
Total Inter Parfums, Inc. shareholders' equity	228,724	204,201
Noncontrolling interest	58,689	51,308
Total equity	287,413	255,509
Total liabilities and equity	$419,088	$425,137

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Year Ended December 31		
	2009	2008	2007
Net sales	$409,464	$446,124	$389,560
Cost of sales	175,296	191,915	160,137
Gross margin	234,168	254,209	229,423
Selling, general, and administrative	187,690	202,264	181,224
Impairment of goodwill	1,677	936	868
Income from operations	44,801	51,009	47,331
Other expenses (income):			
Interest expense	2,647	4,940	3,667
(Gain) loss on foreign currency	(3,212)	1,380	219
Interest and dividend income	(982)	(1,745)	(3,166)
Gain on subsidiary's issuance of stock	–	—	(665)
	(1,547)	4,575	55
Income before income taxes	46,348	46,434	47,276
Income taxes	16,190	16,312	16,675
Net Income	30,158	30,122	30,601
Less: Net income attributable to the noncontrolling interest	7,791	6,357	6,784
Net income attributable to Inter Parfums, Inc.	$22,367	$23,765	$23,817
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$0.74	$0.78	$0.78
Diluted	$0.74	$0.77	$0.76
Weighted average number of shares outstanding:			
Basic	30,099,998	30,621,070	30,666,141
Diluted	30,121,077	30,777,985	31,004,299
Dividends declared per share	$0.133	0.133	0.133

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Common Stock		Additional Paid - In
	Shares	Amount	Capital
Balance – January 1, 2007	30,652,188	$31	$38,085
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument loss, net of tax	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $915	228,150	–	1,720
Stock compensation	–	–	218
Purchase of subsidiary shares from noncontrolling interest	–	–	–
Sale of subsidiary shares to noncontrolling interest	–	–	–
Foreign currency translation adjustment	–	–	–
Shares received as proceeds of option exercises	(82,126)	–	–
Balance – December 31, 2007	30,798,212	31	40,023
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $988	33,150	–	1,260
Stock compensation	–	–	452
Purchase of subsidiary shares from noncontrolling interest	–	–	–
Sale of subsidiary shares to noncontrolling interest	–	–	215
Foreign currency translation adjustment	–	–	–
Purchased treasury shares	(662,423)	(1)	–
Balance – December 31, 2008	30,168,939	30	41,950
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Reclassification from OCI into earnings, net	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Total comprehensive income			
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $692	243,600	–	2,711
Stock compensation	–	–	510
Sale of subsidiary shares to noncontrolling interest	–	–	(45)
Purchased treasury shares	(108,100)	–	–
Shares received as proceeds of option exercises	(132,487)	–	–
Balance – December 31, 2009	30,171,952	$30	$45,126

		Accumulated Other	Treasury Stock			
Retained Earnings	Comprehensive Income	Comprehensive Income	Shares	Amount	Noncontrolling Interest	Total
$127,834		$15,170	9,371,830	$(25,848)	$ 44,075	$199,347
23,817	$23,817	–	–	–	6,784	30,601
–	15,816	15,816	–	–	–	15,816
–	(31)	(31)	–	–	(16)	(47)
	$39,602					
(4,093)		–	–	–	(1,594)	(5,687)
–		–	(150,000)	414	–	2,134
437		–	–	–	168	823
–		–	–	–	(3,206)	(3,206)
–		–	–	–	2,260	2,260
–		–	–	–	5,454	5,454
–		–	82,126	(910)		(910)
147,995		30,955	9,303,956	(26,344)	53,925	246,585
23,765	$23,765	–	–	–	6,357	30,122
–	(9,755)	(9,755)	–	–	–	(9,755)
–	4,315	4,315	–	–	1,514	5,829
	$18,325					
(4,039)		–	–	–	(1,735)	(5,774)
–		–	–	–	–	1,260
304		–	–	–	134	890
–		–	–	–	(8,462)	(8,462)
–		–	–	–	2,463	2,678
–		–	–	–	(2,888)	(2,888)
–		–	662,423	(4,975)	–	(4,976)
168,025		25,515	9,966,379	(31,319)	51,308	255,509
22,367	$22,367	–	–	–	7,791	30,158
–	8,767	8,767	–	–	–	8,767
–	(4,423)	(4,423)	–	–	(1,499)	(5,922)
–	141	141	–	–	32	173
	$26,852					
(3,974)		–	–	–	(1,716)	(5,690)
–		–	(150,000)	476	–	3,187
193		–	–	–	102	805
–		–	–	–	2,671	2,626
–		–	108,100	(631)	–	(631)
–		–	132,487	(1,569)	–	(1,569)
$186,611		$30,000	10,056,966	$(33,043)	$58,689	$287,413

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Year Ended December 31		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$30,158	$30,122	$30,601
Adjustments to reconcile net income to net cash provided by (used-in) operating activities:			
Depreciation and amortization	10,963	9,925	8,031
Impairment of goodwill and trademark	2,213	936	868
Provision for doubtful accounts	1,394	148	588
Noncash stock compensation	947	1,119	1,096
Deferred tax (benefit) provision	(3,079)	4,118	(657)
Change in fair value of derivatives	(861)	1,759	–
Gain on subsidiary's issuance of stock	–	–	(665)
Changes in:			
Accounts receivable	20,912	(8,768)	2,984
Inventories	40,628	(23,285)	(28,677)
Other assets	(4,841)	4,010	(1,602)
Accounts payable and accrued expenses	(18,900)	(18,051)	25,014
Income taxes payable, net	5,106	(8,461)	936
Net cash provided by (used-in) operating activities	84,640	(6,428)	38,517
Cash flows from investing activities:			
Purchases of short-term investments	–	(5,144)	(300)
Proceeds from sale of short-term investments	–	5,144	13,100
Purchase of equipment and leasehold improvements	(5,526)	(3,803)	(2,380)
Payment for intangible assets acquired	(775)	(1,095)	(58,723)
Proceeds from sale of stock of subsidiary	2,658	2,695	2,879
Payment for acquisition of noncontrolling interests	–	(18,493)	(10,984)
Proceeds from sale of trademark	–	–	–
Net cash (used in) investing activities	(3,643)	(20,696)	(56,408)
Cash flows from financing activities:			
Proceeds from (repayment of) loans payable – banks	(9,005)	7,089	762
Proceeds from issuance of long-term debt	–	–	54,948
Repayment of long-term debt	(12,408)	(16,292)	(10,440)
Purchase of treasury stock	(660)	(4,975)	(107)
Proceeds from exercise of options including tax benefits	1,648	1,260	1,331
Dividends paid	(3,974)	(4,069)	(3,879)
Dividends paid to noncontrolling interests	(1,716)	(1,735)	(1,594)
Net cash provided by (used in) financing activities	(26,115)	(18,722)	41,021
Effect of exchange rate changes on cash	3,181	(1,784)	8,657
Net Increase (decrease) in cash and cash equivalents	58,063	(47,630)	31,787
Cash and cash equivalents – beginning of year	42,404	90,034	58,247
Cash and cash equivalents – end of year	$100,467	$42,404	$90,034
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	2,633	3,894	3,872
Income taxes	13,085	13,311	15,211

(See accompanying notes to consolidated financial statements.)

(in thousands except share and per share data)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and it's Significant Accounting Policies

BUSINESS OF THE COMPANY:

Inter Parfums, Inc. and its subsidiaries ("the Company") are in the fragrance business, and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 57%, 56% and 54% of net sales in 2009, 2008 and 2007, respectively.

BASIS OF PREPARATION:

The consolidated financial statements include the accounts of the Company, including 75% owned Inter Parfums, S.A. ("IPSA"), a subsidiary whose stock is publicly traded in France. In January 2007, IPSA formed and began operations of four majority-owned distribution subsidiaries, Inter Parfums Limited, Inter Parfums Deutschland GMBH, Inter Parfums srl and Inter España Parfums et Cosmetiques, SL, covering territories in The United Kingdom, Germany, Italy and Spain, respectively. The noncontrolling shareholders of the majority-owned distribution subsidiaries have binding obligations to make good on losses in excess of their investments in the joint ventures. In June 2008, IPSA formed a wholly-owned subsidiary, Inter Parfums (Suisse) SA, to hold and manage certain of its brand names. All material intercompany balances and transactions have been eliminated.

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the Consolidated Financial Statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the Consolidated Financial Statements.

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the consolidated financial statements were issued.

FOREIGN CURRENCY TRANSLATION:

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

CASH AND CASH EQUIVALENTS:

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

SHORT-TERM INVESTMENTS:

From time to time, the Company has short-term investments which consist of certificates of deposit with maturities of greater than three months. We monitor concentrations of credit risk associated with financial institutions with which we conduct significant business. We believe our credit risk is minimal, as we primarily conduct business with large, well-established financial institutions.

ACCOUNTS RECEIVABLE:

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances which are estimated to be uncollectible aggregating $2.4 million and $1.3 million as of December 31, 2009 and 2008, respectively. Accounts receivable balances are written off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

INVENTORIES:

Inventories, including promotional merchandise, only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Cost components include raw materials, components, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers. Overhead included in inventory aggregated, $2.3 million, $4.1 million and $3.2 million as of December 31, 2009, 2008 and 2007, respectively.

EQUIPMENT AND LEASEHOLD IMPROVMENTS:

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debts with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value ofinterest rate swaps are the discounted net present value of the swaps using third party quotes obtained from financial institutions.

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money Market funds	$27,693	$27,693	–	–
Foreign currency forward exchange contracts not accounted for using hedge accounted	$5,620	–	$5,620	–
	$33,313	$27,693	$5,620	–
Liabilities:				
Interest rate swaps	$752	–	$752	–

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2008

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money Market funds	$19,816	$19,816	–	–
Foreign currency forward exchange contracts accounted for using hedge accounted	$8,162	–	$8,162	–
	$27,978	$19,816	$8,162	–
Liabilities:				
Foreign currency forward exchange contracts not accounted for using hedge accounted	$1,429		$1,429	
Interest rate swaps	$811	–	$811	–
	$2,240	–	$2,240	–

The following table presents gains and losses in derivatives designated as hedges and the location of those gains and losses in the financial statements (in thousands):

Derivatives in Cash Flow Hedging Relationships	**Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)**		**Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**	**Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**		**Location of Gain (Loss) Recognized in Income on Derivatives (Effective Portion)**	**Amount of Gain (Loss) Recognized in Income on Derivatives (Effective Portion)(A)**	
	Year Ended December 31			*Year Ended December 31*			*Year Ended December 31*	
	2009	2008		2009	2008		2009	2008
Foreign exchange contracts	$(5,370)	8,162	Gain (loss) on foreign currency	$(2,792)	—	Gain (loss) on foreign currency	$ 776	$ (838)

(A) The amount of gain (loss) recognized in income represents the amount excluded from the assessment of hedge effectiveness.

The following table presents gains and losses in derivatives not designated as hedges and the location of those gains and losses in the financial statements (in thousands):

Derivatives not Designated as Hedging Instruments under ASC topic 815-10-10	**Location of Gain (Loss) recognized in Income on Derivative**	*December 31* 2009	*December 31* 2008
Interest rate swaps	Interest Expense	$ 85	$ (921)
Foreign exchange contracts	Gain (loss) on foreign currency	$ 77	$ 9

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. The valuation of interest rate swaps resulted in a liability which is included in long-term debt on the accompanying balance sheets. The valuation of foreign currency forward exchange contracts not accounted for using hedge accounting in 2008 resulted in a liability and are included in accrued expenses on the accompanying balance sheet. The valuation of foreign currency forward exchange contracts not accounted for using hedge accounting in 2009 resulted in an asset and are included in other current assets on the accompanying balance sheet. The valuation of foreign currency forward exchange contracts accounted for using hedge accounting in 2008 resulted in assets which are included in either other current assets ($6.4 million) or other assets ($1.8 million) on the accompanying balance sheet as of December 31, 2008, depending upon the maturity dates of the contract. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity.

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness as defined by Accounting Standards Codification ("ASC") topic 815-10-10 (formerly SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities) is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. Cash-flow hedges were highly effective, in all material respects.

At December 31, 2009, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $36 million and GB pounds 5.4 million which all have maturities of less than one year.

GOODWILL AND OTHER INTANGIBLE ASSETS:

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trademark — Nickel	$2,586	–	–	$2,586
Goodwill	$3,927	–	–	$3,927

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2008

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Goodwill	$5,470	–	–	$5,470

The Company reviews goodwill and trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The following tables present our assets and liabilities that are measured at fair value on a nonrecurring basis, and are categorized using the fair value hierarchy.

The goodwill and trademarks referred to above, relates to the Company's Nickel skin care business which is primarily a component of our European operations. Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions we make will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, we use industry accepted valuation models and set criteria that are reviewed and approved by management and, in certain instances, we engage third party valuation specialists to advise us. The first step of our goodwill impairment evaluation has given rise to potential impairment indicators and, as a result of continued sales declines, we have been testing for impairment of goodwill on a quarterly basis. As of December 31, 2009, we have measured fair value of goodwill to be equal to the average amount purchase price indications received from several potential purchasers of the Nickel business. As a result, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $1.7 million. Accumulated impairment losses relating to goodwill aggregated $3.5 million as of December 31, 2009. Activity relating to the goodwill is as follows:

	Year Ended December 31	
	2009	2008
Balance - beginning of year	$5,470	$6,715
Effect of changes in foreign currency translation rates	134	(309)
Impairment loss	(1,677)	(936)
Balance - end of year	$3,927	$5,470

To determine fair value of indefinite-lived intangible assets, we use an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. We use this method to determine if an impairment charge is required relating to our Nickel brand trademarks. For the year ended December 31, 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. We assumed a market royalty rate of 6% and a discount rate of 7.8%.

(in thousands except share and per share data)

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 7.8%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight-line method over the term of the respective license or the intangible assets estimated useful life which range from three to seventeen years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

REVENUE RECOGNITION:

Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data. The Company does not bill its customer's freight and handling charges. All shipping and handling costs, which aggregated $5.0 million, $6.2 million and $6.2 million in 2009, 2008 and 2007, respectively, are included in selling, general and administrative expenses in the consolidated statements of income. One customer represented 11%, 12% and 13% of consolidated net sales in 2009, 2008 and 2007, respectively.

PAYMENTS TO CUSTOMERS:

The Company is subject to the provisions of ASC topic 605-50 (formerly Emerging Issues Task Force ("EITF") Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). In accordance with this guidance, the Company has recorded the revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

ADVERTISING AND PROMOTION:

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $55.8 million, $65.8 million and $58.5 million for 2009, 2008 and 2007, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $29.8 million, $34.3 million and $23.0 million in 2009, 2008 and 2007, respectively. As of December 31, 2009, accrued expenses include approximately $9.2 million in advertising liabilities.

PACKAGE DEVELOPMENT COSTS:

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

INCOME TAXES:

The Company accounts for income taxes in accordance with the provisions of ASC topic 740-10 (formerly SFAS 109 and FASB Interpretation No. 48). Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized are reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY:

Prior to the acquisition of non-controlling interests discussed in Note (3), the difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, was reflected as a gain or loss in the consolidated statements of income. Subsequent to the acquisition of non-controlling interests, in accordance with ASC topic 505-10 (formerly SAB 51, Accounting for Sales of Stock by a subsidiary), the difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

EARNINGS PER SHARE:

Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method. All share and per share amounts for dates and periods prior to the stock split discussed in Note 10 have been restated to reflect the retroactive effect of the stock split.

Not included in the previous computations is the effect of anti-dilutive potential common shares which consist of outstanding options to purchase 889,000, 541,000, and 477,000 shares of common stock for 2009, 2008, and 2007, respectively, and outstanding warrants to purchase 300,000, 187,500 and 150,000 shares of common stock for 2009, 2008 and 2007, respectively.

The following table sets forth the computation of basic and diluted earnings per share:

	2009	2008	2007
Numerator			
Net income attributable to Inter Parfums, Inc.	$22,367	23,765	23,817
Effect of dilutive securities of consolidated subsidiary	(18)	(99)	(270)
Numerator for diluted earnings per share	$22,349	$23,666	$23,547
Denominator:			
Weighted average shares	30,099,998	30,621,070	30,666,141
Effect of dilutive securities stock options and warrants	21,079	156,915	338,158
Denominator for diluted earnings per share	30,121,077	30,777,985	31,004,299

TREASURY STOCK:

The Board of Directors may authorize share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under these authorizations may be made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of Stockholders' equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements" which amends ASC Subtopic 820, "Fair Value Measurements and Disclosures" ("ASU 2010-06") to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. We do not believe that the adoption of the provisions of ASU 2010-06 will have a material impact on our consolidated financial statements.

In May 2009, the FASB issued ASC topic 855 (formerly SFAS No. 165, "Subsequent Events") which was amended in February 2010 by ASU No. 2010-09. ASC topic 855 provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. ASC topic 855 was effective prospectively for interim and annual periods ending after June 15, 2009 and the amendment was effective upon issuance. The adoption of this original pronouncement and the amendments thereto, did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued ASC topic 810 (formerly SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)"). ASC topic 810 amends the consolidation guidance applicable to variable interest entities and affects the overall consolidation analysis. ASC topic 810 is effective for fiscal years beginning after November 15, 2009. We do not believe that the adoption of ASC topic 810 will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued ASC topic 105 (formerly SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles").

(in thousands except share and per share data)

ASC 105 contains guidance which reduces the U.S. GAAP hierarchy to two levels, one that is authoritative and one that is not. ASC topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued ASC topic 815-10-65 (formerly SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS 133, Accounting for Derivative Instruments and Hedging Activities). ASC topic 815-10-65 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. ASC topic 815-10-65 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption by the Company of ASC topic 815-10-65 did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued ASC topic 810-10-65 (formerly SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements"). ASC topic 810-10-65 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called "minority interests") be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent's equity. All changes in the parent's ownership interests are required to be accounted for consistently as equity transactions and any non-controlling equity investments in deconsolidated subsidiaries must be measured initially at fair value. ASC topic 810-10-65 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The adoption by the Company of ASC topic 810-10-65 did not have a material impact on its consolidated financial statements. However, presentation and disclosure requirements of ASC topic 810-10-65 were retrospectively applied to Company's financial statements.

In December 2007, the FASB issued ASC topic 805-10-05 (formerly SFAS 141 (revised 2007), "Business Combinations" ("SFAS 141R")). ASC topic 805-10-05 provides guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. ASC topic 805-10-05 also expands required disclosures surrounding the nature and financial effects of business combinations. ASC topic 805-10-05 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The adoption by the Company of ASC topic 805-10-05 did not have a material impact on its consolidated financial statements. However, additional noncontrolling interests acquired or sold after adoption of ASC topic 805-10-05 are accounted for as equity transactions and not subject to purchase accounting.

There are no other new accounting pronouncements issued but not yet adopted that would have a material effect on our consolidated financial statements.

(2) Recent Agreements

MONTBLANC:

In January 2010, we entered into an exclusive worldwide license agreement with Montblanc International GmbH to create, produce and distribute perfumes and ancillary products under the Montblanc brand. Our rights under such license agreement, which takes effect on July 1, 2010 and runs through December 31, 2020, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. We also agreed to pay an upfront entry fee of €1 million (approximately $1.4 million) for this license, and to purchase the inventory of the current licensee, which is anticipated to be approximately €4 million (approximately $5.7 million).

JIMMY CHOO :

In October 2009, we entered into an exclusive worldwide license agreement with J Choo Limited, commencing on January 1, 2010, for the creation, development and distribution of fragrances under the Jimmy Choo brand. Our rights under such license agreement, which runs through 2022, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. A member of the Company's board of directors is also a member of the board of directors of J Choo Limited.

GAP INC.:

In April 2008, we expanded our current relationship with The Gap Inc. with the signing of a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers. The agreement is effective through December 31, 2011.

Our association with The Gap Inc. began in July 2005, when we entered into an exclusive agreement to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

The initial term of this agreement expired on August 31, 2009, and we had entered into a series of short-term extension agreements to continue the relationship as it previously existed while we were in discussions with The Gap Inc. for a formal extension of the agreement. In March 2010, we signed a new specialty retail agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada with terms and conditions similar to those of the original agreement. This new agreement expires December 31, 2011.

As an inducement to enter into our initial agreement with The Gap, Inc., in July 2005, we granted warrants to purchase 150,000 shares of our common stock to Gap Inc. exercisable for five years at $16.80 per share, 125% of the market price on the date of grant and in September 2006 we granted Gap Inc. an additional warrant for 150,000 shares of our common stock exercisable for five years at $11.46 per share, the market price on the date of grant. The fair market value of the 150,000 warrants granted in July 2005 and the 150,000 warrants granted in September 2006 aggregated approximately $1.7 million and was determined on the date of the first grant using the Black-Scholes option pricing model. Such amount has been capitalized as an intangible asset and was amortized over the initial term of the agreement. Such amortization is included in selling, general and administrative expense in the accompanying consolidated financial statements.

We have registered with the Securities and Exchange Commission the 300,000 shares purchasable pursuant to the two warrant grants for resale in May 2007. In the event we fail to maintain an effective registration statement, Gap shall have the right to convert the warrants or any portion thereof into shares of our common stock. Upon exercise of this right we have agreed to deliver, without payment by Gap of any exercise price or any cash or other consideration, that number of shares of fully paid and nonassessable shares of the Company's Common Stock, the value of which would equal the difference between the fair value and the exercise price of the Company's Common Stock on the date of exercise attributable to the warrants exercised divided by the fair value of the Company's common Stock on the date of exercise. We do not have any liability representing future obligations under our registration arrangements relating to the warrants issued to Gap.

bebe STORES, INC:

In July 2008, we entered into an exclusive six-year worldwide agreement with bebe Stores, Inc. under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada as well as select specialty and department stores worldwide.

BROOKS BROTHERS:

In November 2007, we entered into exclusive agreements with Retail Brand Alliance, Inc., d/b/a/ Brooks Brothers ("Brooks Brothers") under which we design, manufacture and supply personal care products for men and women sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty retail and department stores outside the United States including duty free and other travel-related retailers.

LANVIN:

In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 from Jeanne Lanvin, S.A. ("Lanvin"). Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics and hair lotions. We paid €22 million (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated our existing license agreement. We also agreed to pay to Lanvin a sales based fee for technical and creative assistance in new product development to be rendered by Lanvin in connection with our use of the trademarks through June 30, 2019. In addition, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

Prior to this acquisition, the amount paid to secure the license agreement with Lanvin was being amortized over the life of the license agreement. At June 30, 2007, that intangible asset, net of accumulated amortization aggregated €13.2 million. The €22 million paid in July 2007 for the brand names and trademarks together with the carrying value related to the license agreement represents the total cost of acquiring the brand names and trademarks. Such total amount is included in trademarks, licenses and other intangible assets on the Company's consolidated balance sheets.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3 (formerly paragraph 11 of SFAS 142, Goodwill

(in thousands except share and per share data)

and Other Intangible Assets). The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite life intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life". The existence of a repurchase option in 2025 may limit the useful life of the Lanvin brand names and trademarks to the Company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our Company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8 (formerly paragraph 13 of SFAS 142), the Lanvin brand names and trademarks would only have a finite life to our Company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8 we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (Residual Value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

NEW YORK & COMPANY, INC.:

In April 2007, we entered into an exclusive agreement with New York & Company, Inc. under which we design and manufacture personal care products to be sold at the New York & Company retail locations and on their website. We are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

(3) Acquisition of Noncontrolling Interests

IPSA:

In 2008 and 2007, we acquired an additional 3.6% and 1.2% interest, respectively, in IPSA, our majority-owned French subsidiary, from its noncontrolling shareholders for cash of approximately $18.5 million in 2008 and $6.3 million in 2007. The allocation of the purchase price was as follows:

	2008	2007
Trademarks	$15,458	$5,469
Noncontrolling interest	8,356	2,724
Deferred tax liability	(5,321)	(1,883)
Total	$18,493	$6,310

The acquisition was accounted for under the purchase method and brought our ownership interest in IPSA to approximately 75%.

NICKEL, S.A.:

In June 2007, the noncontrolling shareholders of Nickel S.A., a consolidated subsidiary of the Company, exercised their rights to sell their remaining 32.4% interest in Nickel S.A. to the Company for approximately $4.7 million in cash. The acquisition was accounted for under the purchase method. The allocation of the purchase price was as follows:

Purchase price	$4,673
Less amount recorded for put option liability	1,273
Subtotal	$3,400
Allocated as follows:	
Trademarks	$921
Noncontrolling interest	587
Goodwill	1,892
Total	$3,400

(4) Inventories

	Year Ended December 31	
	2009	2008
Raw materials and component parts	$29,052	$37,248
Finished goods	56,376	86,385
Total	$85,428	$123,633

(5) Equipment & Leasehold Improvements

	Year Ended December 31	
	2009	2008
Equipment	$23,293	$18,526
Leasehold improvements	2,101	2,098
	25,394	20,624
Less accumulated depreciation and amortization	16,203	12,954
Total	$9,191	$7,670

Depreciation and amortization expense was $4.3 million, $3.1 million and $2.5 million for 2009, 2008 and 2007, respectively.

(6) Trademarks, Licenses & Other Intangible Assets

2009	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks			
(indefinite lives)	$6,864	–	$6,864
Trademarks			
(finite lives)	55,709	128	55,581
Licenses			
(finite lives)	52,909	15,418	37,491
Other intangible assets			
(finite lives)	15,043	13,180	1,863
Subtotal	123,661	28,726	94,935
Total	$130,525	$28,726	$101,799

2008	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks			
(indefinite lives)	$7,315	–	$7,315
Trademarks			
(finite lives)	53,819	115	53,704
Licenses			
(finite lives)	51,113	9,992	41,121
Other intangible assets			
(finite lives)	13,817	11,035	2,782
Subtotal	118,749	21,142	97,607
Total	$126,064	$21,142	$104,922

For the year ended December 31, 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. During 2008 and 2007, there were no charges for the impairment of trademarks with indefinite useful lives. Amortization expense was $6.7 million, $6.9 million and $5.3 million for 2009, 2008 and 2007, respectively. Amortization expense is expected to approximate $6.2 million in 2010, $5.7 million in 2011 and $4.5 million in 2012, 2013 and 2014. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 15 years, 8 years and 2 years, respectively, and 11 years in the aggregate.

(7) Loans Payable – Banks

Loans payable – banks consist of the following:

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling $45 million, bearing interest at the three month EURIBOR plus 0.6% (the three month EURIBOR was 0.7% at December 31, 2009). Outstanding amounts totaled $0.8 million and $5.6 million at December 31, 2009 and 2008, respectively.

The Company and its domestic subsidiaries have available a $15 million unsecured revolving line of credit due on demand, which bears interest at the prime rate minus 0.5% (the prime rate was 3.25% as of December 31, 2009). The line of credit which has a maturity date of August 1, 2010 is expected to be renewed on an annual basis. Outstanding amounts totaled $4.2 million and $8.4 at December 31, 2009 and 2008.

The weighted average interest rate on short-term borrowings was 2.50% and 2.76% as of December 31, 2009 and 2008, respectively.

(8) Long-Term Debt

Long-term debt consists of the following:

	Year Ended December 31	
	2009	2008
16 million euro variable rate facility at three month EURIBOR plus 0.60%, payable in 20 equal quarterly installments	—	$2,277
18 million euro fixed rate facility at 4.1%, payable in 20 quarterly installments	11,011	15,639
22 million euro variable rate facility at three month EURIBOR plus 0.40%, payable in 20 equal quarterly installments	18,183	22,960
Other	400	217
	29,594	41,043
Less current maturities	11,732	13,352
Total	$17,862	$27,691

In connection with the 16 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a variable rate based on the 12 month EURIBOR with a floor of 3.25% and a ceiling of 3.85%. In connection with the 22 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a fixed rate of 4.42%. These derivative instruments are recorded at fair value and changes in fair value which aggregated a gain of $0.1 million in 2009 and a loss of $0.8 million in 2008 are reflected in interest expense on the consolidated statements of income.

Some of the Company's long-term debt facilities require the maintenance of certain financial covenants including a debt equity ratio of less than one and a debt to adjusted net income ratio of less than three. One facility contains cross default provisions by permitting acceleration of the debt if any affiliated company of the debtor defaults in any other debt facility, and

(in thousands except share and per share data)

the creditor of such other debt facility accelerates such debt and such affiliated debtor does not in good faith contest such default and acceleration. We are in compliance with all of the covenants and other restrictions of our debt agreements. Using December 31, 2009 exchange rates, maturities of long-term debt subsequent to December 31, 2009 are $11.7 million in 2010, $12.0 million in 2011 and $5.9 million in 2012.

(9) Commitments

LEASES:

The Company leases its office and warehouse facilities under operating leases which are subject to escalation clauses and expire at various dates through 2015. Rental expense amounted to $9.9 million, $9.9 million and $9.1 million in 2009, 2008 and 2007, respectively. Minimum future annual rental payments are as follows:

2010	$7,491
2011	5,945
2012	2,701
2013	1,660
2014	625
Thereafter	1,423
	$19,845

LICENSE AGREEMENTS:

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2022. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

2010	$134,709
2011	151,201
2012	162,137
2013	160,886
2014	166,453
Thereafter	435,288
	$1,210,674

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2009, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $35.5 million, $37.3 million and $35.6 million, in 2009, 2008 and 2007, respectively. In addition, we are exposed to certain concentration risk. Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses.

(10) Shareholders' Equity

STOCK SPLIT:

In May 2008, the board of directors of the Company authorized a three-for-two stock split effected in the form of a 50% stock dividend distributed on May 30, 2008 to shareholders of record as of May 15, 2008. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in capital. All share and per share amounts for dates and periods prior to the split have been restated to reflect the retroactive effect of the stock split.

ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY

During 2009, 2008 and 2007, 152,591, 77,068 and 121,746 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2009 and 2008, the Company's percentage ownership of IPSA was approximately 75%.

SHARE-BASED PAYMENTS:

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested in 2009 and 2008 aggregated $0.4 million and $0.3 million, respectively. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to non-vested options for 2009:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	490,263	$3.81
Nonvested options granted	99,800	4.40
Nonvested options vested or forfeited	110,215	3.86
Nonvested options – end of year	479,848	3.92

Share-based payment expenses decreased income before income taxes by $0.9 million in 2009 and $1.1 million in both 2008 and 2007, decreased net income by $0.54 million, $0.62 million and $0.54 million in 2009, 2008 and 2007, respectively, and reduced diluted earnings per share by $0.02 in 2009, 2008 and 2007.

The following table summarizes stock option activity and related information as of December 31, 2009 and does not include information relating to options of IPSA granted by IPSA, our majority- owned subsidiary:

	Year Ended December 31	
2009	Options	Weighted Average Exercise Price
Shares under option- beginning of year	$1,138,375	$11.23
Options granted	99,800	11.90
Options exercised	(243,600)	10.24
Options cancelled	(74,500)	14.20
Shares under option- end of year	920,075	11.32

	Year Ended December 31	
2008	Options	Weighted Average Exercise Price
Shares under option- beginning of year	$1,206,600	$12.29
Options granted	246,100	9.86
Options exercised	(33,150)	8.22
Options cancelled	(281,175)	14.92
Shares under option- end of year	1,138,375	11.23

	Year Ended December 31	
2007	Options	Weighted Average Exercise Price
Shares under option- beginning of year	1,301,400	$11.02
Options granted	144,450	12.75
Options exercised	(228,150)	5.34
Options cancelled	(11,100)	12.61
Shares under option- end of year	1,206,600	12.29

At December 31, 2009, options for 949,075 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $1.1 million as of December 31, 2009 and unrecognized compensation cost related to stock options outstanding on Inter Parfums, Inc. common stock aggregated $1.6 million, which will be recognized over the next five years. The amount of unrecognized compensation cost related to stock options outstanding of our majority-owned subsidiary, IPSA, was 0.5 million euro. Options under IPSA plans vest four years after grant.

The weighted average fair values of the options granted by Inter Parfums, Inc. during 2009, 2008 and 2007 were $4.40, $3.36 and $4.37 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value of options granted. The assumptions used in the Black-Scholes pricing model for the years ended December 31, 2009, 2008 and 2007 are set forth in the following table. Expected volatility is estimated based on historic volatility of the Company's common stock. The Company uses the simplified method in developing its estimate of the expected term of the option as historic data regarding employee exercise behavior is incomplete for the new vesting parameters recently instituted by the company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the board of directors at the time of stock-based award grant would continue with no anticipated increases.

(in thousands except share and per share data)

	Year Ended December 31		
	2009	2008	2007
Weighted average expected stock-price volatility	49%	41%	39%
Weighted average expected option life	4.5 yrs	4.7 yrs	4.5 yrs
Weighted average risk-free interest rate	2.6%	2.3%	3.5%
Weighted average dividend yield	2.0%	1.25%	0.9%

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by IPSA, our majority-owned subsidiary whose stock is publicly traded in France. No options were granted by IPSA during 2008 and 2007. The weighted average fair values of the options granted by IPSA during 2009 were 4.27 euro per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 2.7%; volatility of 30%; risk-free interest rate of 3.6%; and an expected life of the option of five years.

Cash proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

	Year Ended December 31		
	2009	2008	2007
Cash prodceeds from stock options exercised	$956	$272	$1,331
Tax benefits	692	988	915
Intinsic value of stock options exercised	407	158	1,368

The following table summarizes additional stock option information as of December 31, 2009:

	Options Outstanding		
Excercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$6.15 - $6.93	82,450	4.96 Years	15.690
9.97	217,800	0.30 Years	217,800
10.13	3,000	0.09 Years	3,000
11.01 - 11.49	163,725	4.00 Years	10,987
12.14 - 12.64	215,575	4.80 Years	51,510
13.10 - 13.23	234,525	2.93 Years	140,040
18.00	3,000	3.41 Years	1,200
Totals	920,075	3.11 Years	440,227

As of December 31, 2009 the weighted average exercise price of options exercisable was $11.22 and the weighted average remaining contractual life of options exercisable is 1.77 years The aggregate intrinsic value of options exercisable at December 31, 2009 is $0.6 million.

The Chief Executive Officer and the President each exercised 75,000 outstanding stock options of the Company's common stock in both 2009 and 2007. The aggregate exercise prices of $1.5 million in 2009 and $0.8 million in 2007 were paid by them tendering to the Company in 2009 and 2007 an aggregate of 129,984 and 72,429 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2009 and 2007 an additional 2,503 and 9,698 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

TREASURY STOCK:

As of December 31, 2008, the board of directors of the Company authorized the repurchase of up to 1,031,863 shares of the Company's common stock. During 2009, the Company repurchased 108,100 shares of its common stock at an average price of $5.84 per common share.

DIVIDENDS:

The quarterly dividend of $1.0 million ($0.033 per share) declared in December 2009 was paid in January 2010. Furthermore, in January 2010 the board of directors of the Company authorized an approximate 100% increase in the annual dividend to $0.26 per share. The first quarterly dividend of $0.065 per share will be paid on April 15, 2010 to shareholders of record on March 31, 2010.

(11) Segments and Geographic Areas

The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are primarily conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of specialty retail and mass market fragrances. Information on the Company's operations by segment is as follows:

SEGMENTS AND GEOGRAPHICAL AREAS

			Year Ended December 31
	2009	2008	2007
Net sales:			
United States	$47,810	$59,657	$58,807
Europe	361,662	389,009	332,420
Eliminations of intercompany sales	(8)	(2,542)	(1,667)
Total	$409,464	$446,124	$389,560
Net income:			
United States	($178)	$1,960	$2,066
Europe	22,482	21,862	21,681
Eliminations	63	(57)	70
Total	$22,367	$23,765	$23,817
Depreciation and amortization expense:			
United States	$1,116	$1,283	$1,076
Europe	9,847	8,642	6,955
Total	$10,963	$9,925	$8,031
Income and dividend income:			
United States	–	$4	$227
Europe	982	1,741	2,939
Total	$982	$1,745	$3,166
Interest expense:			
United States	$177	$142	$366
Europe	2,470	4,798	3,301
Total	$2,647	$4,940	$3,667
Income tax expense (benefit):			
United States	$148	$1,087	$1,105
Europe	15,996	15,263	15,517
Eliminations	46	(38)	53
Total	$16,190	$16,312	$16,675
Total assets:			
United States	$45,580	$56,320	$52,571
Europe	382,628	380,058	403,351
Eliminations of investment in subsidiary	(9,120)	(11,241)	(9,870)
Total	$419,088	$425,137	$446,052
Additions to long-lived assets:			
United States	$190	$479	$1,042
Europe	6,111	19,877	44,125
Total	$6,301	$20,356	$45,167
Total long-lived assets:			
United States	$5,612	$6,537	$7,342
Europe	109,305	111,525	108,212
Total	$114,917	$118,062	$115,554
Deferred tax assets:			
United States	$1,399	$586	$591
Europe	2,689	2,802	3,709
Total	$4,088	$3,388	$4,300

(in thousands except share and per share data)

SEGMENTS AND GEOGRAPHICAL AREAS *continued*

United States export sales were approximately $14.0 million, $22.5 million and $9.5 million in 2009, 2008 and 2007, respectively.

Consolidated net sales to customers by region are as follows:

	Year Ended December 31		
	2009	2008	2007
North America	$96,800	$108,600	$115,400
Europe	184,900	204,100	173,200
Central and South America	29,300	38,000	28,200
Middle East	42,300	39,200	26,100
Asia	53,600	53,000	43,900
Other	2,600	3,200	2,800
Total	$409,500	$446,100	$389,600

Consolidated net sales to customers in major countries is as follows:

	Year Ended December 31		
	2009	2008	2007
United States	$88,000	$101,000	$113,000
United Kingdom	31,000	25,000	28,000
France	37,000	38,000	30,00

(12) Income Taxes

The components of income before income taxes consist of the following:

	Year Ended December 31		
	2009	2008	2007
U.S. operations	($30)	$3,047	$3,170
Foreign operations	46,378	43,387	44,106
Total	$46,348	$46,434	$47,276

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year Ended December 31		
	2009	2008	2007
Current:			
Federal	$280	$56	$343
State and local	119	86	190
Foreign	18,870	12,052	16,799
Total	19,269	12,194	17,332
Deferred:			
Federal	(260)	886	437
State and local	9	59	135
Foreign	(2,828)	3,173	(1,229)
Total	(3,079)	4,118	(657)
Total income tax expense:	$16,190	$16,312	$16,675

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31	
	2009	2008
Defered tax assets:		
State net operating loss carryforwards	$508	$640
Federal net operating loss carryforwards	150	605
Foreign net operating loss carryforwards	785	764
Alternative minimum tax credit carryforwards	282	134
Inventory and accounts receivable	817	400
Profit sharing	1,121	829
Stock option compensation	360	244
Effect of inventory profit elimination	1,011	1,112
Other	450	669
Total gross deferred tax assets	5,484	5,397
Valuation allowance	(1,396)	(2,009)
Net deferred tax assets	4,088	3,388
Deferred tax liabilities (long-term):		
Property, plant and equipment	(13)	(67)
Trademarks and licenses	(7,731)	(8,104)
Unrealized gains on cash flow hedges	(995)	(3,084)
Other	(102)	(307)
Total deferred tax liabilities	(8,841)	(11,562)
Net deferred tax assets (liabilities)	$(4,753)	$(8,174)

At December 31, 2009 federal net operating loss carry-forwards of approximately $0.4 million expire at various dates through 2026 and the Company's state net operating loss carry-forwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $7.3 million and for New Jersey tax purposes of approximately $8.9 million expire at various dates through 2012. Prior to 2007, valuation allowances had been provided as it was estimated that future tax benefits from option compensation deductions might prevent the net operating loss carry-forwards from being fully utilized. In 2009, 2008 and 2007, $0.6 million, $1.1 million and $0.4 million, respectively of such valuation allowances were realized which is equal to the benefits realized from the utilization of net operating loss carry-forwards. The amount realized and any future realization of the valuation allowance is credited to additional paid-in capital.

In addition, a valuation allowance of $0.8 million and $0.2 million has been provided in 2008 and 2007, respectively against certain foreign net operating loss carry-forwards, as it was estimated that future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carry-forwards recognized. In 2008, one of our foreign subsidiaries was merged into IPSA and as a result of the merger the Company recognized a tax benefit of $0.7 million from the utilization of certain foreign operating loss carry-forwards including those for which valuation allowances had been recorded.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $164 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2009 since the Company intends to continue to reinvest most of these earnings in its foreign operations indefinitely. The Company may repatriate some past and possibly some future earnings of its non-U.S. subsidiaries to the United States but will only do so when it can be done without material incremental tax provisions.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year Ended December 31		
	2009	2008	2007
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of Federal benefit	0.2	0.3	0.5
Effect of foreign taxes in excess of U.S. statutory rates	0.6	1.0	1.2
Other	0.1	(0.2)	(0.4)
Effective rate	34.9%	35.1%	35.3%

(in thousands except share and per share data)

(13) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income consists of the following:

	Year Ended December 31		
	2009	2008	2007
Net derivative instruments, beginning of year	$4,412	$97	$128
Reclassification Adjustment for gains included in net income	(4,423)	–	–
Gain (loss) on derivative instruments	141	4,315	(31)
Net derivative instruments, end of year	130	4,412	97
Cumulative translation adjustments, beginning of year	21,103	30,858	15,042
Translation adjustments	8,767	(9,755)	15,816
Cumulative translation adjustments, end of year	29,870	21,103	30,858
Accumulated other comprehensive income	30,000	25,515	30,955

(14) Net Income Attributable to Inter Parfums, Inc. and Transfers from the Noncontrolling Interest

	Year Ended December 31		
	2009	2008	2007
Net income attributable to Inter Parfums, Inc.	$22,367	$23,765	$23,817
Increase (decrease) in Inter Parfums, Inc. paid-in capital for subsidiary share transactions	(45)	215	—
Change from net income attributable to Inter Parfums, Inc. and transfers from noncontrolling interest	22,322	23,980	23,817

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman
of the Board of Directors,
Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President
and Chief Executive Officer, Cosmair
Former President and Chief Executive
Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Business Consultant and former
Chief Executive Officer,
Jimmy Choo Ltd.
Former Chief Executive Officer,
Christian Lacroix (LVMH)

Patrick Choël
Business Consultant
and Former President and CEO
Parfums Christian Dior

Serge Rosinoer
Chair of Supervisory Board,
Clarins Group
Former Chief Executive Officer
Clarins Group

EXECUTIVE OFFICERS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Henry B. Clarke
President,
Inter Parfums USA, LLC
Specialty Retail Division

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Hugues de la Chevasnerie
President of Burberry Fragrances,
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Axel Marot
Director of Production & Logistics
Inter Parfums, S.A.

CORPORATE INFORMATION:

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00
Fax: (1) 40-76-08-65

Auditors
Mazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer and Trust
Company
59 Maiden Lane
New York, NY 10038

THE MARKET OF OUR COMMON STOCK:

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

2009	High	Low
Fourth Quarter	$13.48	$10.47
Third Quarter	12.69	6.88
Second Quarter	9.42	5.27
First Quarter	8.59	3.50
2008	**High**	**Low**
Fourth Quarter	$13.88	$5.04
Third Quarter	17.08	12.12
Second Quarter	19.96	14.00
First Quarter	14.92	9.03

As of February 18, 2010 the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 54. We believe there are approximately 1,900 beneficial owners of our common stock.

DIVIDENDS:

In December 2007 and again in December 2008, our board of directors authorized the continuation of our cash dividend of $.133 per share per annum, payable $.033 on a quarterly basis. In January 2010, our board of directors authorized a 97% increase in the Company's quarterly cash dividend to $.065 per share, which brings the annual cash dividend to $.26 per share. The first cash dividend for 2010 of $.065 per share is payable on April 15, 2010 to shareholders of record on March 31, 2010.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

FORM 10K:

A copy of the company's 2009 Annual Report on Form 10-K, as filed with the securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

CORPORATE PERFORMANCE GRAPH:

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the company's peer corporations consisting of: Alberto-Culver, Avon Products Inc., Bare Escentuals, Inc., Blyth Inc., CCA Industries, Inc., Colgate-Palmolive Co., Elizabeth Arden, Inc., Estee Lauder Cosmetics, Inc., Inter Parfums, Inc., Kimberly Clark Corp., Natural Health Trends, Parlux Fragrances Inc., Physicians Formula Holdings, Procter & Gamble, Revlon, Inc., Spectrum Brands, Inc., Stephan Company, Summer Infant, Inc., and United Guardian, Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG INTER PARFUMS INC.,
THE NASDAQ COMPOSITE INDEX AND A PEER GROUP


$160
$140
$120
$100
$80
$60
$40
$20
0
12/04
12/05
12/06
12/07
12/08
12/09
INTER PARFUMS INC
NASDAQ COMPOSITE
PEER GROUP

*$100 INVESTED ON DECEMBER 31, 2003 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

Below is the list of the data points for each year that corresponds to the lines on the above graph

	12/04	12/05	12/06	12/07	12/08	12/09
Inter Parfums, Inc.	100.00	113.99	122.82	116.07	75.31	121.25
NASDAQ Composite	100.00	101.41	114.05	123.94	73.43	105.89
Peer Group	100.00	101.55	116.27	134.26	112.60	123.31

interparfums, inc.

551 FIFTH AVENUE NY, NY 10176
TEL: 212 983 2640 FAX: 212 983 4197
WWW.INTERPARFUMSINC.COM